82-5030

Omega
Project Holdings

Brief Report

For the fiscal half year ended at the 30th of September2005
Consolidated and Non- Consolidated

dlw 12/5

Omega Project Holdings Co., Ltd.

Table of contents

Brief report concerning account closing at the 30th of September 2005 (consolidated)
1. Status of the group companies
2. Management policy
3. Business results
4. Consolidated Interim Financial Statement
   (1) Consolidated Interim Balance Sheet
   (2) Interim Consolidated Statement of Income
   (3) Interim Consolidated Surplus Statement
   (4) Interim Consolidated Cash Flow Statement
      (i) Interim Consolidated Cash Flow Statement
         Doubts on the premise of going concern
         Basics concerning the preparation methods of the consolidated fiscal half year financial statement
         Changes in Accounting Method
         Changes in Accounting Titles and Classification
         Additional Information
         Notes
          Notes to the balance sheet
          Notes to the consolidated income statement
          Notes to the consolidated cash flow statement
      (ii) Segment Information
         (a) Business segments
         (b) Geographical segments
         (c) Oversea Sales
      (iii) Notes to the lease transactions
      (iv) Concerning securities
      (v) Concerning derivative transactions
5. Sales Condition
   Per share information
   Important events subsequent to the balance sheet day

Brief report concerning account closing at the 30th of September 2005 (non- consolidated)
6. Interim Financial Statement
   (1) Interim Financial Statement
      (i) Interim Balance Sheet
      (ii) Income statement
         Doubts on the premise of going concern
         Basics concerning the preparation method od the fiscal ha;f year financial statement
         Change of Accounting Method
         Changes in Accounting Titles and Classification
         Additional Information
         Notes
          Notes to the balance sheet
          Notes to the income statement
   (2) Notes to the lease transactions
   (3) Concerning securities
Per share information
Important events subsequent to the balance sheet today

Fiscal half year ended September 30th 2005
Brief Report Concerning Account Closing (Consolidated) the 25th of November 2005

Company Name: **Omega Project Holdings Co., Ltd.** Registered Issue
Code No. 6819 Residential Prefecture of Headquarters: Tokyo
(URL http://www.omega.co.jp)
Address of Headquarters: Omega Project Holdings Co., Ltd.
YEBISU GARDEN PLACE TOWER
4-20-3 Yebisu, Shibuya-ku
Tokyo 150-6018 Japan
Representative: Representative Director and Chairman, Yokohama Toyoyuki
Contact Person: Chief of President's Office, Kamiya Koji Tel.: +81-3-5789-5744
Date of fiscal year Board Meeting, the 25th of November 2005
Application of US- GAAP: not applied

Consolidated Results of the Fiscal Half Year ended at the 30th of September 2005 (from the 1st of April 2005 until the 30th of November 2005)

(1) Business Results (Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	million JPY	%	million JPY	%	million JPY	%
September 2005	1,012	43.6	335	/	291	/
September 2004	704	(37.3)	(671)	/	(624)	/
March 2005	1,539	(18.8)	(938)	/	(902)	/

	Net Income		Net Income per Share		Fully Diluted Net Income per Share	
	million JPY	%	Yen	Sen	Yen	Sen
September 2005	305	/	5	72	/	/
September 2004	(796)	/	(2)	05	/	/
March 2004	(722)	/	(1)	73	/	/

(Notes)
1. Investment Profit or Loss on the Equity Method: September 2005: 25,000,000 JPY
September 2004: /
March 2005 : 2,000,000 JPY
2. Average of Outstanding Shares: September 2005: 53,408,822 shares
September 2004: 389,380,059 shares
March 2005 : 416,467,831 shares
3. Change of Accounting Method: None
4. Percentages of Sales, Operating Profit, Ordinary Profit and Net Income present the ratio of increase/decrease in comparison to the previous fiscal year.

(2) Status of Consolidated Finances

	Total Assets	Shareholders` Equity	Ratio of Shareholders` Equity	Shareholders` Equity per Share
	million JPY	million JPY	%	Yen Sen
September 2005	12,455	9,780	78.5	179 14
September 2004	5,035	3,296	65.5	8 14
March 2005	6,279	5,456	86.9	11 04

(Note)
Number of Outstanding Shares at the end of the term: September 2005: 54,597,800 shares
September 2004: 405,008,010 shares
March 2005 : 494,038,010 shares

(3) Status of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at the End of the Term
	million JPY	million JPY	million JPY	million JPY
September 2005	(1,483)	236	1,567	717
September 2004	(724)	(389)	856	47
March 2005	(2,036)	95	2,027	392

(4) Matters concerning the Scope of Consolidation and the Application of the Equity Method

(5) Change in the Scope of Consolidation and the Application of the Equity Method
Consolidated: (NEW) One
(Exclude) One
Equity Method: (NEW) None
(Exclude) None

Forecast of the Consolidated Results for the Fiscal Year ending at the 31st of March 2007 (from the 1st of April 2006 until the 31st of March 2007)

	Sales	Ordinary Profit	Net Income
	million JPY	million JPY	million JPY
Per year	2,420	490	490

(Reference) Projected Net Income per Share (per year): 8JPY97Sen

* The above recorded Forecasts of the Consolidated Results are based on the Information possible to obtain at present; nevertheless it contains some Uncertainties, so that the true Business Results may differ from the ones recorded above.

1. Status of our corporate group

Business structure of the group companies (as of the 30th of September 2006):

Status of our corporate group

At the conclusion of this interim accounting period (ending in 2005) our corporate group was constituted by 5 companies; our company, consolidated subsidiaries Omega Project Co., Ltd., Basara Pictures Co., Ltd., Omega Pictures Co., Ltd. (Korea), and a company subject to the equity method Saboten Park and Resort Co., Ltd., working in motion-picture and record related businesses, investment businesses, and other business operations.

The chart below shows the position of each company within our corporate group:

Business Area	Company Name	Position within our Corporate Group	Remarks
Entertainment and Contents Business	Omega Project Holdings Co., Ltd.	Strategic planning and management of the Corporate Group	Our company
	Omega Project Co., Ltd.	Planning and production of film contents in Asia	Subsidiary
	Basara Pictures Co., Ltd.	Production of film contents in Japan	Subsidiary
	Omega Pictures Co. (Korea)	Production of film contents in Korea	Subsidiary
Investment Business	Saboten Park and Resort Co., Ltd.	Management of theme parks and holding of various events	Company subject to the equity method
Other Business	Omega Project Holdings Co., Ltd.	Real estate business	Our company

Business structure of the group companies (as of the 30th of September 2005):


Investment Business
Customers
Other Business Operations
Customers
Formation, Control, and Management of Contents Funds
Real Estate and Land Business Funds
Omega Project Co., Ltd.
Strategic planning and management
Strategic planning and management
Omega Project
Basara Pictures
Omega Pictures
Saboten Park and Resorts Co., Ltd.
Planning, management, and sales of visual contents
Management of theme parks and holding of various events
Customers
Customers/Consumers
Entertainment and Contents Business
Investment Business

2. Management policy

(1) Concerning our basic policies of management

As an entertainment company focusing on creativity and far-sightedness in market, our group places music and motion picture business and investment business as its core business, and actively operates its business in Asia as well as the world.

We strive for a comprehensive, flexible, and effective management company. In the music and motion picture business, we provide high quality entertainment contents and deliver them through the best channel, and in investment business, we manage to affiliate with companies that provide synergy effect with our company in M&A base investment to expand into our entertainment business.

We are striving to strengthen individual companies' financial standing and the profitability of our group enterprises upon the stability of our financial and operating bases, and aiming to improve our profitability as a group by reinforcing comprehensive management and administration.

(2) Basic policies related to profit sharing

In relation to the profit sharing of our company, we believe it is an important issue to return profits to their source in the long term and work toward reviving profit sharing to our shareholders by improving our financial standing and achieving profits in future periods as well as securing the internal reserves necessary to achieve this.

This term, we have completed the strengthening of business foundation and in clearing the interest-bearing liabilities, and advancing toward profit returning by purchasing of treasury stock. Looking to the future, we are aiming to achieve a firm foothold in our operations and expand and stabilize our group operational structure, as well as achieve a return to profitability in the next period and revive allotments as early as possible.

Concerning our internal reserves, we believe it is an effective investment to reinforce our business reconstruct in line with our basic policies of administration as a group corporation, to reorganize our group, and to strengthen the value of our enterprises and our group. Consequently, no dividends are planned to be paid for the March 2006 period.

(3) Approaches and policies concerning reductions in investment units

We believe that the liquidity of our shares is at a very high standard, but under conditions in which a fundamental cause of decreases in share values, we feel that serious thought should be given regarding reductions in investment units in ways that will achieve profits for our shareholders while giving consideration to market trends.

Also, as of April 1, 2005, one trading unit of shares was changed from 1,000 shares to 100 shares, but we believe that it holds no influence in the actual liquidity of stocks.

(4) Aims of management index

We intend to increase our value as a corporate group by reinforcing our pursuit of group synergism and comprehensive administration in our group structure. Moreover, after transitioning to a holding company system, our medium to long-term administrative aim is to achieve continuous net profits in cooperation with our current subsidiaries and companies that we plan to make subsidiaries.

We are now striving to move back into the black and achieve an early resumption of dividends to our shareholders.

(5) Medium to long-term business strategies

We have finished the complete depreciation of interest-bearing debts and the strengthening of our financial and operating bases. Looking forward, we will strive to strengthen our motion picture and record operations and content funds, and as its core, Omega Project Co., Ltd., 100% invested consolidated subsidiary with newly appointed President Yoshiaki Kondo on September 30, 2005 at the Board of Meeting, will take proactive development of the group.

At the same time, Toyoyuki Yokohama will remain as a Chairman of the company, and we also intend to further broaden the scope of our operations by carrying out merger and acquisition investment in listed companies with good potential of achieving a synergistic effect with our business centered on our operations, and in facilities and enterprises having asset values in leisure and similar fields.

We are resolved to improving our corporate value and group value under the foresaid director by establishing a stabilized financial and operational structure, increasing our added value centered on our motion picture and record operations and investment operations, furthering the expansions of our operations comprehensively and strategically.

(6) Issues to be handled

Aiming to achieve expansion and stabilization of our group businesses as a holding company system, it is an important issue in the entertainment industry that we strive to achieve resurgence in allotments to our shareholders by speedily constructing our corporate group to have both the vitality and maneuverability capable of responding to sudden changes.

Specifically, we recognize the following items as issues to be addressed in the fiscal period from March 2006.

(i)To carry out group administration by transitioning to a holding company system, increasing the corporate value of our group as a whole, and to establish an organization structure capable of flexibly and actively responding to change.

production), to create and bring about the early stabilization of content funds to enable medium to long-term fund management without relying on bank loans so as to achieve revenue creation with careful consideration to burden of interest, influences from economic trends, and fluctuation in maturing period.

(iii)To newly accumulate operational management know-how in leisure businesses having strong affinity with entertainment in our investment operations, to achieve profitability, and establish a mainstay of future income. To broaden our business base and strengthen our earning power by actively taking up and investing in subsidiaries businesses with asset values and listed companies with good potential for synergy while ascertaining changes in the market environment.

Specific items to work toward

1. We have been progressing towards a complete transitioning to a holding company system. On June 7, 2005, we established "Omega Project Co., Ltd." as a 100% invested consolidated subsidiary which focuses on areas such as developing, producing, managing rights for, and marketing motion picture-related software. We strive to create a flexible business structure which will respond to changes in the entertainment industry, which has a tendency to be affected by rapid change, while respecting the individuality of our group enterprises and managing the financial structure, as well as further broadening the operations by carrying out merger and acquisition investments.

2. It is our desire to move forward by managing and reducing risks based on a sound understanding of the special high-risk, high- return nature of the industry, by further reinforcing out financial position, and by shifting to motion picture production based on a self-funding model such as content funds. This term, we are planning of exploiting a new kind of a content finance scheme in a Japan-China collaboration film, *Tripping*, which we are co-producing among wholly owned subsidiary Omega Project Co., Ltd. and a subsidiary Basara Pictures Co., Ltd. We strive for consistent operation from fund raising to advertising and distribution by cooperating with Starmax Co., Ltd in Korea, a corporation our CEO Toyoyuki Yokohama serves concurrently, in achieving a synergistic effect with our business.

3. In our investment operations, our company has participated in the running of Saboten Park And Resort Inc since last term. In future, we intend to further expand the scope of our operations and strengthen our earning power in stable theme park operations with close affinity to our work, with possibility of making it a consolidated subsidiary. Meanwhile, from this term, we are planning of start net investing in listed companies with good potential of expansion. On September 2, 2005, we have underwritten shares of Tsuzuki Tsushin Gijutsu Co., Ltd. (TTG) issued as allocation of new share reservation rights to third parties. We believe that with TTG, synergistic effect will be achieved on our mobile content business, and will raise our corporate value.

(7) Basic philosophy and status of implementing our philosophy regarding corporate governance

1. Basic philosophy regarding corporate governance

Our basic philosophy regarding our corporate governance is absolutely essential in determining flexible business decisions with maneuverability in response to changing society and the global economic environment, as well as in carrying out our basic given managerial policies fairly and without major errors to increase the value for our shareholders by improving the standing of our business, and is positioned as the most important issue in the administration of our company. In order to achieve these aims, our company has provided a system for receiving advice as necessary concerning the administration and daily running of our operations from auditors, external contracted lawyers and a range of other specialists.

2. Status of implementing measures regarding corporate governance

A. Status of our corporate governance system and other aspects of our administrative and managerial organization related to decision making, conduct, and supervision in our operations

On June 24, 2005 at the General Shareholders' Meeting, director Yoshiaki Kondo reached the termination of term, and Minki Kim and Masaaki Aoshima resigned from the position of directors. As new directors, Yoshiaki Kondo and Haruhiko Higuchi were appointed, and the total of six directors has been operating our company.

On September 15, 2005, Ayako Matsuzawa was resigned from the board of member, and on September 30, 2005, Yoshiaki Kondo was newly appointed as the President of our company, taking over former Chairman and President Toyoyuki Yokohama. Toyoyuki Yokohama will remain as a Chairman of the company. As a result, the board of directors is now functioning in a new structure in which there are two representative directors, two internal directors, and one outside director. Under a stable financial foundation, our group will further expand and achieve affective operations.

The management system of our company is based on the application of our auditing system and great importance is given to the maneuverability of the board of directors in reference to the scale and types of our businesses. Independence is secured in the running of the board so that each director is able to express

In addition to regular board of director meetings conventionally being held once a month, extraordinary board of director meetings are held flexibly when necessary, in which important matters related to administration are decided, and the conditions of the business and affairs of the corporation are assessed.
In order to accelerate and streamline the management of our business and affairs, employees are selected as representatives to convey the matters determined by the board of directors under the supervision of the board of directors.
An auditing contract has been concluded with an auditing corporation, which is our accounts auditor and provides accurate management information, and an environment is prepared so that impartial and objective auditing can be carried out. Furthermore, advice is received from advisory lawyers as appropriate when it is necessary to make decisions on legal matters.

B. Outline of relationships of personal, capital, transaction or any other interest between the company and its external directors and its external auditors.
Concerning these relationships there is nothing relevant to report.

Framework of the company's corporate governance:


Employees
Instruct /Audit
Audit
Business Execution
Executive Officials
Managing Staff
Auditing
Firm
External
Legal
Advisors
Various
Experts
Instruct/Audit
Audit
Administration
Chairman
President
Operating Officer
Managers
Audit
Board of Directors
Chairman
President
Internal Directors
External Directors
Audit
Board of Auditors
Full-time Auditors
Part-time Auditors
Select
Select
AGM

C. Status of implementation in recent year of working toward fulfillment of company and corporate governance

Thirty-three boards of director meetings were held between October 2004 and September 2005 in which, in addition to determining important matters related to items stipulated by laws and regulations and administration, the status of the business and affairs of the corporation were supervised.

Information disclosure was carried out in the first to fourth quarters of the March 2004 period.

D. Status of the maintenance of our internal control system

Our company assiduously maintains the functionality of our internal controls in order to thoroughly carry out the business and affairs of the corporation based on compliance to laws and regulations and corporate ethics. In the event of a report of a transgression of a law or regulation, we promptly instigate an investigation and collaborate with outside experts such as advisory lawyers and accounts auditors, and implement necessary measures to prevent recurrences of the problem.

E. Status of the maintenance of our risk management system

Our group strives to provide information related to risks among employees via our company's information infrastructure in order to prevent risks in our business activities. In particular, we work to run our business so that maximum attention is paid to the prevention of leaking of confidential information, illegal acts, and mistakes in handling customers in the leisure industry, and so that it is possible to swiftly determine response policies.

(8) Basic policies concerning related persons

No relevant item to report here.

(9) Matters related to the parent company etc.

No relevant item to report here.

(10) Status of the maintenance and operation of our internal management system

In regard to the maintenance and operation of our internal management system, as part of measures related to corporate governance, our company is working to maintain both our internal control system and our risk management system. For more details, see item 7 above, Basic philosophy and status of implementing our philosophy regarding corporate governance.

(11) Other important matters related to company administration

(i) Important administrative matters:

1. On April 1, 2005, our company changed our trading name to "Omega Project Holdings Co., Ltd." Also, as of April 1, 2005, the 494,067,832 shares issued were consolidated to 49,406,783 shares. Additionally, one trading unit of shares was changed from 1,000 shares to 100 shares.

2. On June 7, 2005, our company established "Omega Project Co., Ltd." as a 100% invested consolidated subsidiary which focuses on areas such as developing, producing, managing rights for, and marketing motion picture-related software.

3. On July 1, 2005, our company decided to acquire treasury stock according to article 280-20 and 280-21 of the Commercial Code.

4. On August 5, 2005, our company decided to underwrite 20,000,000 shares (100 yen / share) which Tsuzuki Tsushin Gijutsu Co., Ltd. issued as allocation of new share reservation rights to third parties, and on September 2, 2005, the payment was completed.

5. As it was approved at the Extraordinary Meeting of Shareholders on February 25, 2005, on August 25, 2005, our company issued 900,000 new share reservation rights (stock option) at paid-in value 215 yen according to article 280-20 and 280-21 of the Commercial Code.

(ii) Litigation and related matters:

1. On May 23, 2004, Yigrek Co., Ltd. initiated as a plaintiff a demand for payment (demanding a sum of 59,000,000 yen) at the Tokyo District Court against our company as defendant related to the transaction framework of television program broadcasting and this is currently in trial.

Our company believes the matters in 1 and 2 above have no legitimacy and we are resolved to asserting this clearly in court.

3. Business results

(1) General performance in this consolidated fiscal period

Against a background of sluggish global economic activity due to successive terrorist acts and tension in international diplomacy, the business situation in this consolidated fiscal half year period showed signs of mild recovery in some sectors, the actual conditions continued to be harsh. In the entertainment industry too, conditions continued being unstable due to fast changing operation environment. On the other hand, there is a rising boom in Japanese film business and Asian film business such as films from Korea and China.

Our company has vigorously worked over the last three periods focusing on strengthening our financial foundations with the aim of improving our financial standing based on medium to long-term prior investments relying on bank loans and reorganizing our operational structure upon the pillars of the motion picture and record business and the investment business. As a result, we have achieved the full discharging of debt with interest and liquidizing of retained loss, and we have been able to start again with our new structure under a reorganized holdings company. We are now resolved to advancing new business under this new structure.

(A) Sales

(Motion picture and record operations)

In our motion picture and record operations, we understand that we must do our utmost to avoid the various risks ascribable to medium to long-term debt burdens and the length of production times, and therefore our group is striving towards achieving a speedy profit recovery and stabilization in the motion-picture business by broadening our operating base to further develop our core motion-picture operations in Asia into the future and by fully taking into account the special high-risk, high-return nature of the industry.

In addition to completing the reconstruction of our operations, in this period we established a 100% invested consolidated subsidiary which specialized in developing and producing of entertainment contents in order to establish stable earnings in our motion picture and record operations.

We are currently actively developing several motion picture and record operations; starting off with "No Pants Girls – Movie Box-ing 2-," a sequel to "Movie Box-ing," an omnibus movie made from three works that won top prize in the "scenario grand prize" for short works at the Hakodate Illumination Film Festival, a feature-length film "Okami Shojo," which is a co production with our subsidiary Basara Picture Co., Ltd., and a feature-length film "Tripping," a n Asian co production film.

Looking to the future, our motion picture and record operations will continue to be at the very heart of our operations, and while seeking to achieve the maximum synergistic effect with the subsidiaries of the company, we will continue to stabilize financial schemes using content funds, and further expand the scope of our operations.

In this half fiscal period, earnings were reported from existing rights; nation wide screening and concerts of the inner Mongolian film "Tenjo Sogen" which we have bought last period, and from the DVD sales of an omnibus movie "Movie Box-ing." As a result, sales in our motion-picture and record operations in this period were 69,000,000 yen (a decrease of 90.1% compared to the previous period).

(Investment operations)

In our investment operations, we have been carrying out the planning and operation of a contents fund that integrates motion picture production and financing. This term, we are planning of exploiting a new kind of a content finance scheme in a Japan-China collaboration film, *Tripping*, which Omega Project Co., Ltd. is producing. Looking to the future, we are keeping in view such operations as net distribution of video on demand and promoting the construction and stabilization of content fund bases in order to develop software aspects in our motion picture and record operations concurrent with extending to development of hardware aspects in our investment operations so as to achieve the maximum synergistic effect in our group.

Furthermore, we also intend to combine investment in companies with good potential of achieving a synergistic effect with our businesses centered on motion picture and record operations, and in facilities and enterprises having asset values in leisure and similar fields. In connection with our investment operations, since last period, we have been participating in the running of Saboten Park and Resort Inc. and have been carrying out the running of the representative Izu theme parks Izu Saboten Park, Izu Guranparu Park, and Izu Marine Park. We believe we will be able to create a synergistic effect in our businesses by making full use of the special characteristics of these three parks, holding events such as film festivals on land made available therein, and establishing a theater as an outlet for the contents we possess.

Meanwhile, we are planning of start net investing in listed companies with good potential of expansion. On September 2, 2005, we have underwritten shares of Tsuzuki Tsushin Gijutsu Co., Ltd. issued as allocation of new share reservation rights to third parties. We believe that with TTG, synergistic effect will be achieved on our mobile content business, and will raise our corporate value. Also, as securities for temporary operating capital, a portion of common shares in the Funabashi Country Club company were resold.

As a result, sales in our investment operations in this period were 937,000,000 yen (no comparison available with the previous period).

As a result of the above, the performance of our group in this consolidated accounting period was sales of 1,012,000,000 yen (an increase of 43.6% compared to the previous period).

(B) Operating expenses

Operating costs were 216,000,000 yen in our motion picture and record operations, 430,000,000 yen in our investment operations, and 29,000,000 yen in our other operations for a total of 677,000,000 yen. As a result, operating earnings totaled to 335,000,000 yen (last term's operating loss was 671,000,000 yen), and compare to last term, it can be said that there was a dramatic upturn in business.

(C) Non-operating revenue and non-operating expenses

As a result of interest received, losses and gains from equity method and like, our non-operating revenue was 46,000,000 yen and as a result of losses from cancellation of insurance contracts and payments fro issuance fees for new shares and the like, our non-operating expenses were 91,000,000 yen. As a result, ordinary profit totaled to 291,000,000 yen (last term's ordinary loss was 624,000,000 yen), and compare to last term, the company restored its profitability.

(D) Extraordinary gains and extraordinary losses

Our extraordinary gains include 72,000,000 yen profits on redemption of allowance for doubtful accounts and allowance for losses on litigations, and 21,000,000 from exemption of debts and the like, which totaled to 109,000,000 yen. Furthermore, our extraordinary losses were 58,000,000 yen from losses on revaluation of investments in securities, and extraordinary losses totaled to 114,000,000 yen. After calculations for corporate tax and loss of minority shareholders the net gain for this fiscal half year was 305,000,000 yen (796,000,000 yen loss in the previous consolidated fiscal half year).

(2) Financial position

(A) Status of our assets, liabilities, minority shareholder equity, and capital

In relation to the status of our assets, liabilities, and capital at the end of this consolidated fiscal half year, due to such increases as investments in securities for operation, our assets increased by 6,175,000,000 yen compared to the previous consolidated fiscal year to 12,455,000,000 yen. Furthermore, due to the increase of deferred tax liability, our liabilities increased by 1,963,000,000 yen compared to the previous consolidated fiscal year to 2,649,000,000 yen. Finally, due to variance of the estimate of securities and the exercise of stock acquisition rights, our capital increased by 4,324,000,000 yen compared to the previous consolidated fiscal year to 9,780,000,000 yen.

(B) Cash flow status

Although the main sources of income were incomes from the issuance of shares, income from account receivables, and income from recovery loans, due to the acquisition of investments in securities the balance of cash equivalents at the end of this consolidated accounting year increased by 325,000,000 yen compared to the previous fiscal year to 717,000,000 yen.

Due to the recording of a net loss before tax and other adjustments, collection of accounts receivables, and the acquisition of investments in securities for operating, the cash flow from operation activities was 1,483,000,000 yen (758,000,000 yen gain from capital usage of the previous consolidated fiscal year).

Due to factors such as collection of loans and such the cash flow from the investment activities was a capital acquisition of 236,000,000 yen (in the previous consolidated fiscal year there was capital usage of 389,000,000 yen).

As a result of factors such as the repayment of short-term loans (402,000,000 yen gain) and income from the issuance of shares (1,200,000,000 yen), the cash flow from financial activities was a capital acquisition of 1,567,000,000 yen (711,000,000 yen increase from last consolidated fiscal year).

(Reference)

	Fiscal year ended March 2003	Fiscal year ended March 2004	Fiscal year ended March 2005	Fiscal half year ended September 2005
Ratio of self-funding	58.7%	38.7%	86.9%	78.5%
Ratio of self-funding with market value base	48.6%	79.7%	93.0%	84.2%
No. of years of debt redemption	/	/	/	/
Interest coverage ratio	/	/	/	/

(Note)

- Ratio of self-funding (self-funding / total capital)
- Ratio of self-funding with market value base (total market value of shares / total capital)
- No. of years of debt redemption (interest-bearing debts / sales cash flow)
- Interest coverage ratio (sales cash flow / interest payments)

(3) Prospect for the next fiscal year ending in March 2006

For the next term the company wants to accomplish its new management plan and raise the enterprise value with its reconstruction.

Forecast of the consolidated business results:

Sales	2,420,000 000 JPY (57.2% increase from the previous term)
Ordinary Profit	490,000,000 JPY
Net income	490,000,000 JPY

Forecast of the non-consolidated business results:

Sales	2,120,000,000 JPY (55.7% increase from the previous term)
Ordinary Profit	520,000,000 JPY
Net income	520,000,000 JPY

(4) Regarding risks involved in carrying out our business

1. Risks regarding transitions in our operational structure

Our company's business is based on the dual cores of motion picture production business in Asian countries such as China and Korea, and investment operations. As a result of vigorously working on shifting our operational structure in order to transition to be operating in the black as soon as possible, we were able to fully repay our interest-bearing debts during the last period. On April 1, 2005, our company changed our trading name to "Omega Project Holdings Co., Ltd.", and on June 7, 2005, our company established "Omega Project Co., Ltd." as a 100% invested consolidated subsidiary which focuses on areas such as developing and producing of motion picture-related software. Also, on September 30, 2005, Yoshiaki Kondo, who has solid accomplishments in the entertainment business, was newly appointed as the President of our company, taking over former Chairman and President Toyoyuki Yokohama. Toyoyuki Yokohama will remain as a Chairman of the company.

As we have made clear prospect on the establishment of financial foundation, focusing on our 100% invested consolidated subsidiary Omega Project Co., Ltd., in the future, we intend to continue promoting the vigorous development of operation; however, in the event that the establishment of a new management base takes longer than anticipated, or in the event that our operational earnings are different from our forecasts, there is a possibility that the performance of our company will be affected.

2. Risks regarding motion picture business

A. Regarding motion picture production

In the movie business which is the core of our company, from the early stages, we have been expanding our operations in the Asian market such as Korea and China. In Korea, the three areas of Japanese motion pictures, records, and games, which had been restricted up until now, have now been completely opened since January 1, 2004. With this culture opening and last year's Korean boom in Japan, we will be providing fine contents through maintaining strong ties that we have with the Korean company Starmax and the network we have established from Japan film festival in China and motion picture production. However, when films are made between two or more countries, they may be affected in some way by political tension between Korea and Japan or China and Japan. At the same time, there are risks of delay in film production due to natural hazard or unexpected circumstances of the casts in the film; as a result, surpass in production cost may occur thus causing a loss to the company.

B. Regarding the motion picture industry

Currently in Japan, there is a big boom of Japanese films. However, since many of the films that are produced today are produced by major film production companies and TV stations, independent film production companies and distribution companies are being taken over by major companies. We will be progressing our film production with careful consideration to above stated matter, yet, in the event that the enterprises we deal with are adversely affected by rapid changes in this environment, or in the even that our company's response to rapid changes in the environment is insufficient, there is a possibility that the performance of our company will be affected.

C. Regarding film financing

In motion picture production, capital is fixed during a medium to long-term period, so our company has shifted to motion picture production based on a self-funding model such as the using of content funds. Film production may be a high risk involving business; however, we believe that low risk film production is

establishment of content funds or financial schemes delays, financing of the project will be affected, and depending on such factors as the results at the box office and the sales of usage rights, there are risks that the capital invested will not be able to be recovered or that recovery will be delayed. In this case, there is a possibility that the performance of our company will be affected.

3. Risks regarding investment business

Concurrent with our motion picture and record operations, we work in investment operations such as establishing content funds and investing in listed companies and facilities with property values such as leisure facilities that has synergy effect to the company and M&A. Film production requires a lot of time, and production can be delayed by external and internal causes, causing a surplus in production cost affecting the performance of our company. Furthermore, we believe that by establishment content funds, facilitate effective use of funds, and by investing not only in contents and intellectual property, but investing also in content-related industries such as video distributor and movie theaters, we can build our portfolio and advance the securing of outlets for our contents. However, it is necessary that we accumulate know-how in the affiliate companies and the market environment. If these are not achieved sufficiently, there is a possibility that the performance of our company will be affected.

4. Risks regarding intellectual property rights

The contents we handle in our motion-picture and record related businesses includes a broad range of intellectual property rights such as portrait rights of performers and trademark rights of original authors, scriptwriters, translators, directors, photographers, songwriters, and composers. In our contracts, we strive so as to not lose rights or profits related to any of these intellectual property rights. Furthermore, we are resolved to maintaining the care and attention required with regard to intellectual property rights.

However, the contents that our company produces are produced using an intertwined combination of a range of intellectual property rights related to music, motion pictures, and original works. Although we give attention to restoring intellectual property rights contained in our contents, there is the possibility that a third party infringes on our intellectual property rights unintentionally as well as the possibility that we inadvertently infringe on the rights of a third party. In such cases, due to such factors as claims for damages, delays in release, or delays in sales, there is a possibility that the performance as a company will be affected.

5. Regarding subsidiaries and related companies

Our company is operating its business under three consolidated subsidiaries and one company subject to the equity method. Under the structure of our company being a holdings company in close link with affiliating companies and subsidiaries, in case these companies' profit continues to lag, there is a possibility that the performance of our company will be affected.

4. Consolidated Interim Financial Statement

(1) Consolidated Interim Balance Sheet

		Last fiscal year, as of the 30th of September 2004			Current fiscal half year, as of the 30th of September 2005			Last fiscal year, as of the 31st of March 2005		
Division	Notes	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)
(Assets)										
I. Available assets										
1. Cash on hand and in banks			47,139			717,955			392,008	
2. Notes and accounts receivable trade			789,947			109,311			1,116,088	
3. Business investment account security			—			9,239,970			1,421,025	
4. Inventories			766			41,928			41,950	
5. Advance payments			914,572			571,557			964,761	
6. Short term loans receivable			113,659			320,184			—	
7. Accounts due			494,665			162,197			280,313	
8. Other			239,785			127,747			338,628	
Allowance for doubtful accounts			(42,036)			(35,489)			(41,831)	
Total current assets			2,558,501	50.8		11,255,364	90.4		4,512,944	71.9
II. Fixed assets										
1. Tangible fixed assets	*2									
(1) Buildings		3,318			3,130			3,433		
(2) Other		1,034	4,352	0.1	791	3,921	0.0	1,047	4,480	0.1
2. Intangible fixed assets										
(1) Consolidation account adjustment		320			126,370			5,006		
(2) Other		136,135	136,455	2.7	103,653	230,023	1.8	120,043	125,049	2.0
3. Investments and other assets										
(1) Investment securities	*1,3	583,148			677,279			941,361		
(2) Long term loans receivable		2,466,490			621,444			943,871		
(3) Long term operation receivable		1,314,389			347,059			447,059		
(4) Sundry investments		325,000			—			—		
(5) Other		154,648			150,679			164,550		
Allowance for doubtful accounts		(2,507,727)	2,335,949	46.4	(830,752)	965,709	7.8	(860,102)	1,636,741	26.0
Total fixed assets			2,476,758	49.2		1,199,655	9.6		1,766,271	28.1
Total assets			5,035,259	100.0		12,455,019	100.0		6,279,216	100.0

		Last fiscal half year, as of the 30th of September 2004		Current fiscal half year, as of the 30th of September 2005		Last fiscal year, as of the 31st of March 2005	
Division	Notes	Amount (Thousands of JPY)	Ratio (%)	Amount (Thousands of JPY)	Ratio (%)	Amount (Thousands of JPY)	Ratio (%)
(Liabilities)							
I. Circulating liabilities							
1. Notes and accounts payable trade		187,455		123,778		130,968	
2. Short term borrowings	*3	387,444		402,000		—	
3. Current portion of long term debts		308,000		6,672		8,912	
4. Accrued taxes on income		22,590		11,123		16,402	
5. Accrued taxes on income		—		1,854,304		—	
6. Reserve funds for losses in litigation		200,000		22,800		60,000	
7. Other		382,836		133,132		336,766	
Total current liabilities		1,488,326	29.5	2,553,810	20.5	553,049	8.8
II. Fixed liabilities							
1. Long- term loans repayable		158,400		3,320		6,656	
2. Estimated retirement allowance		3,861		6,568		5,599	
3. Director's retirement allowance		17,367		19,910		19,617	
4. Deferred tax liability		—		54,810		87,843	
5. Other		66,398		11,284		13,542	
Total fixed liabilities		246,027	4.9	95,893	0.8	133,259	2.1
Total liabilities		1,734,354	34.4	2,649,703	21.3	686,308	10.9
(Shareholders` Equity)							
Minority shareholder equity		4,641	0.1	24,930	0.2	136,532	2.2
(Assets)							
I. Capital stock		15,446,633	306.7	1,694,586	13.6	1,000,000	15.9
II. Capital surplus		1,011,659	20.1	5,030,185	40.4	5,057,033	80.6
III. Earned surplus		(13,265,163)	(263.4)	304,725	2.5	(722,284)	(11.5)
IV. Other stocks and bonds variance of estimate		110,020	2.2	2,782,737	22.3	128,041	2.0
V. Equity adjustment from foreign currency translation		—		4,557	0.0	471	0.0
VI. Treasury stock		(6,886)	(0.1)	(36,405)	(0.3)	(6,886)	(0.1)
Total shareholders` Equity		3,296,263	65.5	9,780,386	78.5	5,456,375	86.9
liability, minority shareholder equity, and total shareholders' Equity		5,035,259	100.0	12,455,019	100.0	6,279,216	100.0

(2) Interim Consolidated Statement of Income

		Last fiscal half year (From April 1, 2004 To September 30, 2004)			Current fiscal half year (From April 1, 2005 To September 30, 2005)			Last fiscal year (From April 1, 2004 To March 31, 2005)		
Division	Notes	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)
I. Sales			704,989	100.0		1,012,494	100.0		1,539,808	100.0
II. Cost of sales			1,074,332	152.4		366,745	36.2		1,827,871	118.7
Gross loss on sales			(369,342)	(52.4)		645,749	63.8		(288,063)	(18.7)
III. Selling and general administrative expenses	*1		301,889	42.8		310,362	30.7		650,223	42.2
Operating profit (loss)			(671,232)	(95.2)		335,386	33.1		(938,286)	(60.9)
IV. Non- operating income										
1. Interest income		9,507			18,459			23,427		
2. Equity method investment gain		—			25,196			2,522		
3. Insurance surrender profit		—			—			63,753		
4. Other		76,221	85,728	12.2	3,204	46,860	4.6	19,662	109,366	7.1
V. Non- operating expenses										
1. Interest expense		19,426			5,503			34,515		
2. Commission paid		15,000			—			—		
3. New stock issuance expense amortization		1,761			28,142			12,740		
4. Loss on insurance surrender		—			57,552			—		
5. Other		3,118	39,307	5.6	7	91,206	9.0	26,285	73,542	4.8
Ordinary Loss			(624,810)	(88.6)		291,041	28.7		(902,462)	(58.6)
VI. Extraordinary profits										
1. Profit on sales of investment securities		97,451			—			284,725		
2. 投資有価証券売却益		—			216			—		
3. Reversal of bad debt reserve		1,336,316			35,691			2,984,145		
4. Profit on debt forgiveness		84,761			21,846			85,375		
5. Gain from the prior-term adjustment		4,982			—			—		
6. Reversal of litigation debt reserve		—			37,200			—		
7. Profit from dividend exclusion		—			14,345			—		
8. Other		—	1,523,510	216.1	—	109,300	10.8	25,797	3,380,044	219.5

		Last fiscal half year (From April 1, 2004 To September 30, 2004)			Current fiscal half year (From April 1, 2005 To September 30, 2005)			Last fiscal year (From April 1, 2004 To March 31, 2005)		
VII. Extraordinary losses										
1. Loss on retirement of fixed assets	*2	—			154			1,261		
2. Loss on sales of investment securities		—			44,200			—		
3. Valuation loss on investment securities		—			58,513			—		
4. Loss from transfer of receivables		1,625,601			—			3,160,198		
5. Provision for reserve funds for losses in litigation		50,000			—			—		
6. Other		18,562	1,694,163	240.3	11,435	114,303	11.3	39,714	3,201,174	207.9
Income before income taxes and minority interests			(795,463)	(112.8)		286,037	28.2		(723,592)	(47.0)
Corporation, resident and business taxes		1,210			605			1,580		
Corporation tax deferred		—	1,210	0.2	—	605	0.1	—	1,580	0.1
Minority interest in con. subsidiaries, profit (loss)			29	(0.0)		20,144	2.0		2,888	0.2
Net loss			(796,643)	(113.0)		305,576	30.2		(722,284)	(46.9)

(3) Interim Consolidated Surplus Statement

		Last fiscal half year (From April 1, 2004 To September 30, 2004)		Current fiscal half year (From April 1, 2005 To September 30, 2005)		Last fiscal year (From April 1, 2004 To March 31, 2005)	
Division	Notes	Amount (Thousands of JPY)		Amount (Thousands of JPY)		Amount (Thousands of JPY)	
(Capital surplus)							
I. Capital surplus at the beginning of the term			2,471,549		5,057,033		2,471,549
II. Decrease of the capital surplus							
Issuance of new shares from conversion of convertible bond		649,999		—		649,999	
New stock issuance due to third party allotment and exercise of stock acquisition rights:		361,660		694,586		1,351,290	
Balance in decrease of capital		—	1,011,659	—	694,586	3,055,743	5,057,033
III. Increase of the capital surplus							
Amount from disposition of legal capital surplus		2,471,549	2,471,549	721,433	721,433	2,471,549	2,471,549
IV. Total capital surplus			1,011,659		5,030,185		5,057,033
(Earned surplus)							
I. Earned surplus at the beginning of the term			(14,940,070)		(722,284)		(14,940,070)
II. Increase of the earned surplus							
1. Net Income		—		305,576		—	
2. Disposition of legal capital surplus due to deficit supply		2,471,549		721,433		2,471,549	
3. Disposition of legal capital surplus due to decrease of capital		—	2,471,549	—	1,027,010	12,468,520	14,940,070
III. Decrease of the earned surplus							
1. Net loss		796,643	796,643	—	—	722,284	722,284
IV. Total earned surplus			(13,265,163)		304,725		(722,284)

(4) Interim Consolidated Cash Flow Statement

(i) Interim Consolidated Cash Flow Statement

		Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Division	Notes	Amount (Thousands of JPY)	Amount (Thousands of JPY)	Amount (Thousands of JPY)
I. Business operation cash flow:				
Income before income taxes and minority interests		(95,463)	286,037	(723,592)
Allowance for depreciation		16,909	16,803	34,124
Amortization of consolidation adjusting accounts		8	120	136
Equity method investment gain		—	(25,196)	(2,522)
Increase (decrease) of accrued consumption tax		20,267	37,559	11,309
Increase of vested benefit obligations		612	969	1,822
Increase of accrued severance indemnities		1,085	292	3,335
Decrease in doubtful accounts		(1,336,316)	(35,691)	(2,981,544)
Profit on debt forgiveness		(84,761)	—	(85,375)
Interest income		(9,507)	(18,459)	(23,427)
Interest expense		19,426	5,503	34,515
Equity securities for sales		—	(3,461,795)	(1,421,025)
Expenditure for the acquisition of shares of subsidiaries		—	(216)	—
Loss on sales of investment securities		—	44,200	—
Valuation loss on investment securities		—	58,513	—
Amortization of deferred charges		1,761	27,792	12,740
Loss from transfer of receivables		1,625,601	—	3,160,198
Loss on retirement of fixed assets		—	154	1,261
Profit on sales of investment securities		(97,451)	—	(284,725)
Appraisal of loss of membership rights		15,120	—	15,020
Decrease (increase) of notes and accounts receivable		(264,041)	1,000,973	(598,081)
Decrease (increase) of inventories		122,497	(362)	81,400
Decrease (increase) of advance payments		237,961	384,791	255,923
Decrease (increase) of other current assets		(66,970)	121,803	389,287
Decrease (increase) in notes and accounts payable trade		(13,228)	22,851	(71,984)
Decrease of other current liabilities		(118,104)	(32,436)	(205,330)
Decrease of long term trade credits		1,262,576	100,000	1,732,576
Decrease of bankruptcy reorganization credits		994	—	(1,988)
Decrease (increase) of other capital assets		(1,273,534)	13,656	(1,271,331)
Decrease of other fixed liabilities		(25,210)	(2,258)	22,293
Increase of accrued bonuses		5,256	1,993	—
Increase of litigation reserve		50,000	(37,200)	(90,000)
Other		(1,373)	—	(4,940)
Subtotal		(705,883)	(1,489,599)	(2,009,923)
Interest and dividends received		1,162	12,552	9,337
Interest paid		(18,597)	(4,396)	(33,989)
Income tax paid		(1,221)	(2,099)	(1,827)
Business operation cash flow		(724,539)	(1,483,542)	(2,036,403)

		Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Division	Notes	Amount (Thousands of JPY)	Amount (Thousands of JPY)	Amount (Thousands of JPY)
II. Investment operation cash flow:				
Expense on acquisition of investment securities		(317,073)	(83,203)	(724,077)
Profit from sales of investment securities		261,271	200,914	563,062
Income from sales of investment securities		(2,252)	(224,360)	(109,408)
Expenditure for the acquisition of shares of subsidiaries		—	4,748	—
Expenditures for acquisition of sundry investments		—	—	324,000
Expenditures from loans		(379,770)	(1,162,957)	(486,691)
Income from the withdrawal of loans		48,259	1,501,441	528,449
Investment operation cash flow		(389,566)	236,583	95,334
III. Financial operation cash flow:				
Net increase in short term borrowings (net decrease).		13,800	402,000	(373,644)
Reimbursement of long-term loans repayable		(55,500)	(5,576)	(550,269)
Income from share issuance		898,178	1,200,850	2,951,369
Expenditure for the acquisition of treasury stock		(44)	(29,519)	(44)
Financial operation cash flow		856,433	1,567,754	2,027,410
IV. Translation difference of cash and cash equivalents		—	5,151	854
V. Increase (decrease) in cash and cash equivalents		(257,673)	325,946	87,196
VI. Initial balance of cash and cash equivalents		304,812	392,008	304,812
VII. Initial balance of cash and cash equivalents		47,139	717,955	392,008

Doubts on the premise of going concern

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
From March 2003, the company has been withdrawing from various businesses for three terms for the reorganization and strengthening in the company's domestic entertainment business and managing of content funds. As this result, company's debt with interest as of the end of September 2004 amounts to 850 million JPY. Although this was a big decrease from the last term, the company has recorded net deficits for the fiscal half term for four years in a roll, and the accumulated profit has totaled to minus 13,200 million JPY. When judged from these conditions, serious doubts exist as to the premise of our group as an ongoing business. Following are the plans to dissolve these premises: (1) The establishment of a perfect parent company (Omega Project Holdings Co., Ltd.) in November 2004 has been delayed due to various reasons. However, the company is striving for its early establishment, and to achieve efficient management strategies. (2) Acquire entertainment business subsidiaries to add value to the company and to restore profitability. (3)To newly accumulate operational management know-how in leisure businesses having strong affinity with entertainment in our investment operations, to achieve profitability, and establish a mainstay of future income. (4) To dissolve the remaining interest bearing debts and strengthen the financial foundations of the company is the main focus. As a result, although a final deficit was forecast for the March 2005 period due to continuing repayment of motion picture costs, we have now targeted to be in the black from the end of the March 2006 period and have an eye to resuming dividends in the near future. This consolidated fiscal half year financial statement has been prepared based on the premise of an ongoing business. The influences of such serious uncertainties are not reflected in the consolidated fiscal half year financial statement.	―――	―――

Basics concerning the preparation method of the consolidated fiscal half year financial statement

Item	Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004, To March 31, 2005)
1. Scope of consolidation	(1) Consolidated subsidiaries: ....One (One Internal) Consolidated companies: (Internal) O&Z Project Co., Ltd. Status Changed: (New) Increase by acquisition of shares: One (2)Non-Consolidated subsidiaries: None	(1) Consolidated subsidiaries: ....Three (Two Internal) (One Abroad) Main consolidated companies: (Internal) Basara Pictures Co., Ltd. Omega Project Co., Ltd. (Abroad) Omega Pictures Co.(Korea) Status Changed: (New) Increase by acquisition of shares: One (Exclusion) Decrease by selling of shares: One (2)Non-Consolidated subsidiaries: None	(1) Consolidated subsidiaries: ....Three (Two Internal) (One Abroad) Main consolidated companies: (Internal) O&Z Project Co., Ltd. Basara Pictures Co., Ltd. (Abroad) Omega Pictures Co., Ltd Status Changed: (New) Increase by acquisition of shares: Three (2)Non-Consolidated subsidiaries: None
2. Application of the Equity Method	Affiliate under the Equity Method: None Status Changed: None Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None	Affiliate under the Equity Method: One Status Changed: None Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None	Affiliate under the Equity Method: One Saboten Park and Resort Co., Ltd. Status Changed: (New) Increase by acquisition of shares: One Affiliate under the Equity Method: (Domestic company subject to the equity method) Non-consolidated subsidiary or affiliated companies to which the equity method is not applied: None

Item	Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
3. Accounting Year of Consolidated Subsidiaries	The day of half year settlement of subsidiaries is the same day as the company's half year settlement.	Among our consolidated subsidiaries, the day of half year settlement of Omega Pictures Co., Ltd. (Korea) is June 30, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating half year of this consolidated subsidiary as the base. However, in regard to important transactions that occur between three months of settlement, necessary adjustments are to be carried out in consolidation.	Among our consolidated subsidiaries, the day of settlement of Omega Pictures Co., Ltd. (Korea) is December 31, and since the difference from the consolidated day of settlement is within three months, consolidation is carried out with the financial statements pertaining to the operating year of this consolidated subsidiary as the base. However, in regard to important transactions that occur between these days of settlement, necessary adjustments are to be carried out in consolidation.
4. Accounting Standards (1) Evaluation standards and evaluation methods for important assets	(i) Inventory Other stocks and bonds Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal half year. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost) Securities with no market price: Moving average method. (ii) Derivatives Market value method (iii) Inventories for goods-in-process and film distribution rights etc. for goods, products, raw materials and supplies, the moving average method is applied. However, in regard to film distribution rights amortized using a serial method within 12 repayment months from point in time when provided for business.	(i) Inventory Other stocks and bonds Securities available for sale with fair value: same as last year Securities with no market price: same as last year (ii) Derivatives same as last year (iii) Inventories for foods and film distribution rights etc. same as last year	(i) Inventory Other stocks and bonds Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost) Securities with no market price: same as last year (ii) Derivatives same as last year (iii) Inventories for goods-in-process and film distribution rights etc. Cost accounting method based on individual method However, in regard to film distribution rights amortized using a serial method within 12 repayment months from point in time when provided for business.
(2) Method for depreciating important depreciable assets	(i) Tangible fixed assets: age-life method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 15 years Machinery and equipment: 2 to 20 years (ii) Intangible fixed assets: age-life method In regard to the software that our company uses, a straight-line method is used on the usable period in the company (3 to 5 years)	(i) Tangible fixed assets same as last year (ii) Intangible fixed assets same as last year	(i) Tangible fixed assets same as last year (ii) Intangible fixed assets same as last year

Item	Last fiscal half year, as of the 30th of September 2004	Current fiscal half year, as of the 30th of September 2005	Last fiscal year, as of the 31st of March 2005
(3) Standard for calculating foreign currency assets and liabilities to Japanese currency	————	Foreign currency assets and liabilities are mainly set as yen equivalents according to the exchange rate on the half-year consolidated day of settlement.	Foreign currency assets and liabilities are mainly set as yen equivalents according to the exchange rate on the consolidated day of settlement.
(4) Standards for reckoning important reserve funds	(i) Allowance for doubtful accounts In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts.	(i) Allowance for doubtful accounts same as last year	(i) Allowance for doubtful accounts same as last year
	(ii) Reserve funds for retirement benefits For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value plan assets as of the current period end.	(ii) Reserve funds for retirement benefits same as last year	(ii) Reserve funds for retirement benefits In order to provide for reserve funds for retirement benefits for employees, to be reckoned based on retirement allowances at the end of the consolidated accounting year and an estimate of pension assets.
	(iii) Reserve funds for retirement benefits for directors Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities.	(iii) Reserve funds for retirement benefits for directors same as last year	(iii) Reserve funds for retirement benefits for directors In order to provide for future allowances of retirement benefits for directors, to be reckoned as a necessary period-end provision based on internal standards.
	(iv) Reserve funds for losses in litigation To prepare for the reserve for loss from litigation the expected loss is added up.	(iv) Reserve funds for losses in litigation same as last year	(iv) Reserve funds for losses in litigation same as last year
(5) Standards for reckoning earnings and expenses	————	In the gross sales of the investments in securities for investment for operation, the dividends received and receipt interest are appropriated in the investments in securities, sale securities book value, commissions paid and paper loss etc are appropriated in the same cost of goods sold.	same as last year
(6) Processing methods for important lease transactions	Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.	same as last year	same as last year
(7) Important hedge accounting method	————	A deferred hedging process is employed.	same as last year

(8) Important items for drafting other fiscal half year financial statements	Accounting processing for consumption tax etc. A before-tax method is used. ————	(i) Accounting processing for consumption tax etc. same as last year (ii) Account processing the equity securities for sales The equity securities we have acquired for sales and investment purposes as M&A operations will be processed as business investment account security under "available assets," thus, the gain or loss from this category will be processed as sales gain or loss. The purposes of these investments are trade investment, and the company holds no intention to take control over the invested companies; thus, these companies are not included in the consolidated half year report.	(i) Accounting processing for consumption tax etc. same as last year ————
5. Important items for drafting other fiscal half year financial statements	Funds in the consolidated fiscal half year cash flow account statement (cash and cash equivalents) may include cash on hand, readily available deposits, and readily convertible funds, and are constituted by short-term investments arriving from the term of redemption within three months from the date of acquisition bearing little risk in respect to value variation.	same as last year	Funds in the consolidated cash flow account statement (cash and cash equivalents) may include cash on hand, readily available deposits, and readily convertible funds, and are constituted by short-term investments arriving from the term of redemption within three months from the date of acquisition bearing little risk in respect to value variation.

Changes in Accounting Method:

Last fiscal half year (From April 1, 2004 To September 30, 2005)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
———	(Accounting method for impairment of loss on fixed assets) Starting this term, the company is applying the "Accounting method for impairment of loss on fixed assets." There is no influence on the balance sheet.	———

Changes in Accounting Titles and Classification

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)
(Notes to the balance sheet) 1. The "amount invested" which has been categorized under the "others" in asset division of investment others will be divided and categorized under a new category due to the amount surpassing 5/100 of total asset of current fiscal half year. The "amount invested" during the last fiscal half year included as "others" in asset division of investment others was 377, 500 thousand JPY. (Notes to the income statement) 1. The "commission paid" which has been categorized under the "others" in non-operating expense will be divided and categorized under a new category. The "commission paid" during the last fiscal half year included as "others" in non-operating expense was 15,000 thousand JPY.	

Additional Information

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Along with the promulgation on March 31, 2003 of the law to partially modify regional taxes (Law no.9, 2003) and the introduction of a pro forma taxation standard for businesses from operating years commencing after April 1, 2004, the value-added proportion and capital of corporate enterprise taxes in accordance with "handling in execution of pro forma taxation standard for businesses in corporate enterprise tax" (February 13, 2004, Corporate Accounting Standards Committee, administrative report no.12) are reckoned in cost of sales and general administrative costs. As a result, cost of sales and general administrative costs increased 17,645,000 yen and the unadjusted half year net current gains such as sales gains, ordinary gains, and taxes decreased 17,645,000 yen.	———	(Pro forma taxation standard for businesses) Along with the promulgation on March 31, 2003 of the law to partially modify regional taxes (Law no.9, 2003) and the introduction of a pro forma taxation standard for businesses from operating years commencing after April 1, 2004, the value-added proportion and capital of corporate enterprise taxes in accordance with "handling in execution of pro forma taxation standard for businesses in corporate enterprise tax" (February 13, 2004, Corporate Accounting Standards Committee, administrative report no.12) are reckoned in cost of sales and general administrative costs. As a result, cost of sales and general administrative costs increased 11,097,000 yen and the unadjusted net current gains such as sales gains, ordinary gains, and taxes decreased 11,097,000 yen.

Notes

(Notes to the balance sheet)

Last fiscal half year, as of the 30th of September 2004	Current fiscal half year, as of the 30th of September 2005	Last fiscal year, as of the 31st of March 2005
1. ————	1. Investment in non-consolidated subsidiaries and affiliates Shares of affiliates 31,019,000 yen Corporate bonds 300,000,000 yen Total 331,019,000 yen	1. Investment in non-consolidated subsidiaries and affiliates Shares of affiliates 3,300,000 yen Corporate bonds 300,000,000 yen Total 303,300,000 yen
2. Accumulated depreciation of tangible fixed-assets is 4,689,000 JPY.	2. Accumulated depreciation of tangible fixed-assets is 6,246,000 JPY.	2. Accumulated depreciation of tangible fixed-asset is 7,076,000 JPY.
3. Assets applied as collateral Equity securities: 36,355,000 JPY (Liability corresponding to above) Short term borrowings: 274,000,000 JPY	3. ————	3. ————
4. Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. 228,500,000 JPY Zak Corporation Co., Ltd. 31,685,000 JPY Total 260,185,000 JPY	4. Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. 160,200,000 JPY	4. Contingent liability Guarantee liabilities (1) The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. 204,100,000 JPY Zak Corporation Co., Ltd. 7,038,000 JPY Total 211,138,000 JPY
5. "Investment account securities" includes securities 58,956,000 JPY from lease agreement loans.	5. "Investment account security for sales" includes securities 2,290,200,000 JPY from lease agreement loans.	5. ————

(Notes to the consolidated income statement)

(Unit in thousand JPY)

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
1. Main particulars of the selling and general and administrative expenses are: Commission paid 83,579 Insurance bills 49,443 Salary 38,461 Taxes and public dues 35,401 Provision for directors' retirement allowance 1,085 Retirement allowance expenditure 686	1. Main particulars of the selling and general and administrative expenses are: Commission paid 62,980 Salary 61,206 Taxes and public dues 51,930 Rent 28,718 Allowance for depreciation 16,803 Retirement allowance expenditure 1,053 Provision for directors' retirement allowance 292	1. Main particulars of the selling and general and administrative expenses are: Commission paid 242,021 Salary 92,786 Insurance bills 63,509 Rent 44,761 Taxes and public dues 40,354 Allowance for depreciation 34,124 Provision for directors' retirement allowance 3,335 Retirement allowance expenditure 1,896
2. ――――	2. Content of the loss on retirement of fixed assets is office equipment with 154.	2. Content of the loss on retirement of fixed assets is office equipment with 1,216.

(Notes to the consolidated cash flow statement)

(Unit in thousand JPY)

Last fiscal half year (From April 1, 2004 To September 30, 2004)		Current fiscal half year (From April 1, 2005 To September 30, 2005)		Last fiscal year (From April 1, 2004 To March 31, 2005)	
Relationship between the balance of cash and cash equivalents and the amount of title particulars on the consolidated half year balance sheet.		Relationship between the balance of cash and cash equivalents and the amount of title particulars on the consolidated half year balance sheet.		Relation between the balance of cash and cash equivalents and the amount of title particulars on the consolidated balance sheet.	
	(As of 30th of September 2004)		(As of 30th of September 2005)		(As of 31st March 2005)
Cash on hand and in banks	47,139	Cash on hand and in banks	717,955	Cash on hand and in banks	392,008
Time deposits with original maturities over 3 months	—	Time deposits with original maturities over 3 months	—	Time deposits with original maturities over 3 months	—
Cash and cash equivalents	47,139	Cash and cash equivalents	717,955	Cash and cash equivalents	392,008

(ii) Segment Information

(a) Business segments

Last consolidated fiscal half year (from the 1st of April 2004 until the 31st of March 2004)

(Unit in thousand JPY)

	Entertainment and contents business	Real estate business	Others	Total	Elimination or all companies	Consolidated
Sales						
(1) Sales to customers	699,671	5,318	—	704,989	—	704,989
(2) Internal sales or transfers between segments	—	—	—	—	—	—
Total	699,671	5,318	—	704,989	—	704,989
Operating expenses	1,355,576	9,859	10,786	1,376,222	—	1,376,222
Operating loss	655,905	4,540	10,786	671,232	—	671,232

(Notes) Business segments are classified considering the nature of business as follows:

1. Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures.

2. Real estate business

Rental of real estate.

3. Others

Investment business

During the fiscal year the company withdraws from the internet and mobile phone business and plans to establish a new investment business in the next fiscal year.

Current consolidated fiscal half year (from the 1st of April 2005 until the 30th of September)

(Unit in thousand JPY)

	Entertainment and contents business	Investment business	Others	Total	Elimination or all companies	Consolidated
Sales						
(1) Sales to customers	69,560	937,949	4,984	1,012,494	—	1,012,494
(2) Internal sales or transfers between segments	—	—	—	—	—	—
Total	69,560	937,949	4,984	1,012,494	—	1,012,494
Operating expenses	216,590	430,985	29,531	677,107	—	677,107
Operating gain	(147,029)	506,963	(24,547)	335,386	—	335,386

(Notes).Business segments are classified considering the nature of business as follows:

1. Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures.

2. Investment business

Investment in contents funds and operation companies.

3. Others

Rental of real estate.

Last consolidated fiscal year (from the 1st of April 2004 until the 31st of March 2005)

(Unit in thousand JPY)

	Entertainment and contents business	Investment business	Real estate business	Others	Total	Elimination or all companies	Consolidated
Sales							
(1) Sales to customers	928,181	600,000	11,626	—	1,539,808	—	1,539,808
(2) Internal sales or transfers between segments	—	—	—	—	—	—	—
Total	928,181	600,000	11,626	—	1,539,808	—	1,539,808
Operating expenses	1,660,994	750,197	51,150	15,752	2,478,094	—	2,478,094
Operating loss	732,813	150,197	39,523	15,752	938,286	—	938,286

(Notes)Business segments are classified considering the nature of business as follows:

1. Entertainment and contents business

Sales and purchase of rights to distribute movies in theatres and visual software for CDs and DVDs and production contracts for motion pictures

2. Investment business

Investment in contents funds

3. Real estate business

Rental of real estate

4. Other business

Insurance agent service et cetera

(b) Geographical segments

During the last consolidated fiscal half year (from the 1st of April 2004 until the 30th of September 2004), the current consolidated fiscal half year (from the 1st of April 2005 until the 30th of September 2005), and the last consolidated fiscal year (from the 1st of April 2004 until the 31st of March 2005) the total amount of domestic sales and total assets exceed 90% or more of total sales of all segments. Thus, geographical segment information is omitted here.

(c) Oversea sales

Last consolidated fiscal half year (from the 1st of April 2004 until the 31st of March 2004)

(Unit in thousand JPY)

	Asia	Great Britain	Total
1. Oversea sales	380,073	354	380,428
2. Consolidated sales	—	—	704,989
3. Ratio of oversea sales to consolidated sales	53.9	0.1	54.0

(Notes)
1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Current consolidated fiscal half year (from the 1st of April 2005 until the 30th of September 2005)

(Unit in thousand JPY)

	Great Britain	Total
1. Oversea sales	403,000	403,000
2. Consolidated sales	1,012,494	1,012,494
3. Ratio of oversea sales to consolidated sales	39.8	39.8

(Notes)
1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

Last consolidated fiscal year (from the 1st of April 2004 until the 31st of March 2005)

(Unit in thousand JPY)

	Great Britain	Asia	Total
1. Oversea sales	601,642	380,087	981,729
2. Consolidated sales	—	—	1,539,808
3. Ratio of oversea sales to consolidated sales	39.1	24.7	63.8

(Notes)
1. Countries or territories are classified according to geographical proximity.
2. Oversea sales indicate the sales of the company and its subsidiaries to the countries and areas outside of Japan.

(iii) Notes to the lease transactions

(Unit in thousand JPY)

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee. (1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.	1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee. (1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.	1. Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee. (1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

	Acquisition cost	Accum. depreciation	Book value		Acquisition cost	Accum. depreciation	Book value		Acquisition cost	Accum. depreciation	Book value
Facilities pertaining to buildings	40,523	14,183	26,340	Facilities pertaining to buildings	40,523	22,288	18,235	Facilities pertaining to buildings	40,523	18,235	22,288
Total	40,523	14,183	26,340	Total	40,523	22,288	18,235	Total	40,523	18,235	22,288

(Note) The above mentioned amount of money does not contain the interest expenses. (2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year	(Note) The above mentioned amount of money does not contain the interest expenses. (2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year	(Note) The above mentioned amount of money does not contain the interest expenses. (2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year
Within one year 7,875 Over one year 20,386 Total 28,262	Within one year 8,578 Over one year 11,808 Total 20,386	Within one year 8,219 Over one year 16,189 Total 24,408
(Note) The above mentioned amount of money does not contain the interest expenses. (3) Lease payment and value equivalent to the depreciation cost	(Note) The above mentioned amount of money does not contain the interest expenses. (3) Lease payment and value equivalent to the depreciation cost	(Note) The above mentioned amount of money does not contain the interest expenses. (3) Lease payment and value equivalent to the depreciation cost
Lease payment 4,998 Value equivalent to depreciation cost 4,052 Value equivalent to the interest expense 1,305	Lease payment 4,998 Value equivalent to depreciation cost 4,052 Value equivalent to the interest expense 976	Lease payment 9,996 Value equivalent to depreciation cost 8,104 Value equivalent to the interest expense 2,449
(4) Method of calculation of the value equivalent to the interest The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	(4) Method of calculation of the value equivalent to the interest same as last year	(4) Method of calculation of the value equivalent to the interest same as last year
(5) Method for calculation of the value equivalent to the depreciation cost The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.	(5) Method for calculation of the value equivalent to the depreciation cost same as last year	(5) Method for calculation of the value equivalent to the depreciation cost same as last year

(iv) Concerning securities

Last fiscal half year, as of the 30th of September 2004

Securities

(1) Securities available for sale with fair value

(Unit in thousand JPY)

	Acquisition cost	Book value	Difference
Shares	311,642	421,662	110,020

(3) Securities with no market price

(Unit in thousand JPY)

	Book value
Other stocks and bonds	
Non listed securities (excluding over the counter shares)	161,485

Current fiscal half year as of the 30th of September 2005

Securities

(1) Securities available for sale with fair value

(Unit in thousand JPY)

	Acquisition cost	Book value	Difference
Shares	1,915,798	6,607,650	4,691,852

(2) Securities with no market price

(Unit in thousand JPY)

	Book value
1. Other stocks and bonds	
Non listed stocks	1,578,580
Non listed bond payable	1,400,000
Total	2,978,580
2. Shares of affiliates	
Shares of affiliates	31,019
Corporate bonds	300,000
Total	331,019

Last fiscal year as of the 31st of March 2005

Securities

(1) Securities available for sale with fair value

(Unit in thousand JPY)

	Acquisition cost	Book value	Difference
Shares	286,486	490,043	203,556

(2) Securities with no market price

(Unit in thousand JPY)

	Book value
Other stocks and bonds	
Non listed stocks	1,572,342
Non listed bond payable	300,000

(v) Concerning derivative transactions

Last fiscal half year as of the 30th of September 2004

Contract sums, market value, and appraisal profit or loss of derivatives

(Unit in thousand JPY)

Type	Type of transactions	Contract amount	Market price	Appraisal losses and gains
Interest	Swap transaction	350,000	(2,095)	(2,095)
	Cap transaction	900,000	2,296	(26,078)
Total		1,250,000	201	(28,173)

*The method for estimating market value involves a theoretical price calculated by the financial institution of the transaction.

Current fiscal half year as of the 30th of September 2005

Our company withdrew from all derivative trades with exception of the transactions which applies hedge accounting, so there is nothing relevant to report.

Last fiscal year, as of the 31st of March 2004

Our company withdrew from all derivative trades with exception of the transactions which applies hedge accounting, so there is nothing relevant to report.

- Transactions with related parties

Last consolidated fiscal half year (From April 1, 2004 to September 30, 2004)
There is nothing relevant to report.

Current consolidated fiscal half year (From April 1, 2005 to September 30, 2005)
There is nothing relevant to report.

Last fiscal year (From April 1, 2004 to March 31, 2005)
There is nothing relevant to report.

5. Sales condition

(Unit in thousands of JPY)

	Last consolidated fiscal half year (From April 1, 2004 To September 30, 2004)		Current consolidated fiscal half year (From April 1, 2005 To September 30, 2005)		Last consolidated fiscal year (From April 1, 2004 To March 31, 2005)	
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	Ratio (%)
Entertainment and contents business	699,671	99.2	69,560	6.9	928,181	60.3
Investment business	—	—	937,949	92.6	600,000	39.0
Real estate business	5,318	0.8	—	—	11,626	0.7
Others	—	—	4,984	0.5	—	—
Total	704,989	100.0	1,012,494	100.0	1,539,808	100.0

Per share information

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Net assets per share 8.14 yen Recurrent net loss per share 2.05 yen The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal half year.	Net assets per share 179.14 yen Net Income per Share 5.72 yen The added up net profit per share after adjustment of latency is not recorded as there is no dilutive residual security.	Net assets per share 11.04 yen Recurrent net loss per share 1.73 yen The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal year.

(Note)

1) The basis for determining the recurrent net loss / net gain per share is as follows:

	Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Net Income per Share			
Net gain (Unit in thousand JPY)	—	305,576	—
Net loss (Unit in thousand JPY)	796,643	—	722,284
Amount of non-restored common shares (Unit in thousand JPY)	—	—	—
Recurrent net loss related to common shares (Unit in thousand JPY)	—	305,576	—
Recurrent net loss related to common shares (Unit in thousand JPY)	796,643	—	722,284
Average shares in period (shares)	389,380,059	53,408,822	416,467,831
Outline of residual securities not able to be included in the calculation of recurrent net profit after adjustment for residual securities in order not to have an attenuated effect	One kind of third new share reservation rights (5,454 rights).	(2) New share reservation rights (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 16,000 rights, August 17, 2005: 9,000 rights.	(1) Third new share reservation rights Portion settled at board of director meetings on August 11, 2004: 5,351 rights. (2) New share reservation rights (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 16,000 rights.

2) Regarding stock reverse-split

Current consolidated fiscal half year (from the 1st of April 2005 until the 30th September 2005)

As of 1st April 2005, consolidation of 10 shares to 1 share was completed.

Following are the per share information with an assumption the consolidation of shares was done in the beginning of last term:

Last fiscal half year, as of the 30th of September 2004	Last fiscal year, as of the 31st of March 2005
Net assets per share 81.39 yen Recurrent net loss per share 20.46 yen	Net assets per share 110.44 yen Recurrent net loss per share 17.34 yen

Important events subsequent to the balance sheet day

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
1. Concerning to the acquisition of a subsidiary company On 1st September 2004, it has been decided at the company's board of directors' meeting that the company will acquire film production companies, Basara Pictures Co., Ltd. of Japan and Omega Pictures Co., Ltd. of Korea as subsidiaries, and both of these companies were acquired on the 1st of November 2004. The following shows a short outline of the subsidiary company: Basara Pictures Co., Ltd. (1) Trade name Basara Pictures Co., Ltd. (2) Foundation date July 17, 1996 (3) Representative Ayako Matsuzawa (4) Capital 170.73 million JPY (5) Business contents: Developing, producing, managing rights for, and marketing motion picture-related software (6) Grant fee: 90 million JPY (7) Number of voting rights hold by the company: 50% (8) Date of acquisition November 1, 2004 Omega Pictures Co.(Korea) (1) Trade name Omega Pictures Co., Ltd. (2) Foundation date August 26, 1999 (3) Representative Lee Hyung Soo (4) Capital 3.42 billion won (5) Business contents: Film production, planning, distributing, and import/export business (6) Grant fee: 48 million JPY (7) Number of voting rights hold by the company: 54.8 % (8) Date of acquisition November 1, 2004	1. Regarding acquisition of a related company with equity method At the board of directors meeting held on October 4, 2005, it was voted to acquire M3 Entertainment Corporation by equity method. Summary of company being transferred (1) M3 Entertainment Corporation (2) Date of foundation September 11, 1997 (3) HQ address 2 -30- 1 Hama-cho, Nihonbashi Chuo-ku, Tokyo (4) Representative President Michihiro Hirata (5) Capital 20 million JPY (6) Business areas Video sales, Mobile phones and internet business (7) Fiscal term September 30 (8) Shareholders Michihiro Hirata (Percentage held 57.35%) Shinji Mitani (Percentage held14.34%) Omega Project Holdings Co., Ltd. (Percentage held20.93%) (9) No. of employees Eleven 2. Matter of moving (acquisition) a subsidiary At the board of directors meeting held on October 28, 2005, it was voted to subscribe a private placement of ASIA MOVIE WEEK PTE. LTD., and as of October 28, 2005, it has become a subsidiary of the company. The following shows a short outline of the subsidiary company: 1. Trade name: ASIA MOVIE WEEK PTE. LTD. (2) Date of foundation July 13, 2005	1. Matter of share consolidation As of March 1, 2005, in regard to issued shares standing at 494,067,832 shares, consolidation of 49,406,783 shares was completed. Furthermore, from April 1, 2005, the number of shares per unit was changed from 1,000 shares to 100 shares. 2. Matter of change of trade name On April 1, 2005, the trade name "Omega Project Co., Ltd."was changed to "Omega Project Holdings Co., Ltd." (3) Regarding transfer of a subsidiary At the board of directors meeting held on April 7, 2005, it was voted to transfer Omega Project Co., Ladas of June 7, 2005. Summary of company being transferred (1) Trade name O&Z Project Co., Ltd. (2) Foundation date January 19, 2004 (3) Representative Kyoichi Miyazaki (4) Capital 10 million JPY (5) Business contents: Developing, producing, managing rights for, and marketing motion picture-related software (6) Shareholders Omega Project Holdings Co., Ltd. (Proportion held: 50%) Zak Corporation Co., Ltd. (Proportion held: 50%) (7) No. of employees: Three (8) Trend in performance in recent fiscal year From April 1, 2004 to September 30, 2004 there were zero sales, and the recurrent loss and the recurrent net loss were respectively 59,863 yen.

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
2. Regarding our investment operations At the board of directors' meeting held on the 26th November 2004, it has been decided that the company will participate in the management of Saboten Park and Resort Inc (Headquarters: Ito City, Shizuoka prefecture, Business contents: management of theme parks, planning of events, etc. Representative: Toyoyuki Yokohama, Capital: 10 million JPY). The company will start operating Izu Shaboten Koen (Cactus Park), Izu Guranparu Koen (Field Park), and Izu Kaiyou Koen (Oceanic Park) all located in the city of Ito, starting from December 1, 2004. Since these parks are all well known tourist points, it is believed that they will bring an effective synergy to the company's entertainment business. At the moment, the company is considering of utilizing the park's parking space effectively as drive-in theaters. Also, by actively using the parks as location sites in film production, the company will publicize the spectacular scenery of Izu to bring about a greater synergy with its film business. In the dramatically changing entertainment business today, as the first step in comprehensive business operation of raising funds, producing and screening of motion picture, Omega Project Group will gain strength and determination in expanding its business. The company's shareholder voting rights is 33.0%, thus Saboten Park and Resort Inc corresponds as the company's equity method affiliate. 3. Allocation of new shares to a third party Allocation of new shares to a third party was decided as follows at the board of directors meeting held on December 14, 2004. (1) Summary of stock issue 1. Number of shares issued 88,000,000 common shares 2. Issue price 23 yen per share 3. Total issuance price of shares 2,024,000,000 JPY 4. Amount added to capital stock 12 yen per share 5. Total amount added to capital stock 1,056,000,000 JPY 6. Offering date January 12, 2005 (Wednesday) 7. Due date of payment January 13, 2005 (Thursday) 8. Day of delivery January 14, 2005 (Friday) 9. Initial date of dividend October 1, 2004 (Friday)	(3) HQ address 541 Orchard Road #12-04 Liat Towers Singapore 238881 (4) Representative Representative director Lukas Schwarzacher (5) Capital S$415,010 (6) Business areas Publication of Asian film news magazine, web delivery of E-Magazine (7) Fiscal term March 31 (8) Shareholders Asia Maude Ireton (10%) Lukas Schwarzacher (10%) Omega Project Holdings Co., Ltd. (80%) (9) No. of employees Two	4. Matter of establishing a subsidiary At the board of directors meeting held on May 27, 2005, it was voted to establish Omega Project Co., Ltd. as a new subsidiary on June 7, 2005. Outline of company to be founded (1) Trade name: Omega Project Co., Ltd. (2) Date of foundation June 7th 2005 (3) HQ address YEBISU GARDEN PLACE TOWER 4-20-3 Yebisu, Shibuya-ku Tokyo 150-6018 Japan (4) Representative Koji Suzuki (CEO) (5) Capital 100 million Yen (6) Business areas Developing, producing, managing rights for, and marketing motion picture-related software (7) Fiscal term March 31 (8) Shareholders Omega Project Holdings Co., Ltd. (100%) (9) No. of employees 7 employees

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
10. Number of shares and name of companies for allocation J-CAL Partners Inc. 43,000,000 shares Jay Investment Group 22,000,000 shares Broad Media Holdings Limited 14,000,000 shares Suite Capital Offshore Limited 9,000,000 shares 11. The notifications from above listed companies will be effective only under Securities Exchange Law.		

JASDAQ

Fiscal half year ended September 30th 2005
Brief Report Concerning Account Closing (Non-Consolidated) **the 25th of November 2005**

Company Name: **Omega Project Holdings Co., Ltd.** Registered Issue
Code No. 6819 Residential Prefecture of Headquarters: Tokyo
(URL http://www.omega.co.jp)
Address of Headquarters: Omega Project Holdings Co., Ltd.
YEBISU GARDEN PLACE TOWER
4-20-3 Yebisu, Shibuya-ku
Tokyo 150-6018 Japan
Representative: Representative Director and Chairman, Yokohama Toyoyuki
Contact Person: Chief of President's Office, Kamiya Koji Tel.: +81-3-5789-5744
Date of fiscal year Board Meeting, the 25th of November 2005
Existence of an Interim Dividend System: Existing
Fiscal half term dividend maturity date: None
Existence of a stock unit system: Existing (One unit is 100 stocks)

Non-consolidated Results of the Fiscal Half Year ended at the 30th of September 2005 (from the 1st of April 2005 until the 30th of September 2005)

(1)Operating results (Figures less than one million JPY are disregarded)

	Sales		Operating Profit		Ordinary Profit	
	Million JPY	%	Million JPY	%	Million JPY	%
September 2005	999	41.7	367	—	298	—
September 2004	704	(28.6)	(671)	—	(624)	—
March 2005	1,361	(22.6)	(927)	—	(900)	—

	Net Income		Net Income per Share	
	Million JPY	%	Yen	Sen
September 2005	314	—	5	88
September 2004	(796)	—	(2)	05
March 2005	(721)	—	(1)	73

(Notes)
1. Average of Outstanding Shares: September 2005 53,408,822 shares, September 2004 389,380,059 shares, March 2005 416,467,831 shares
2. Change of Accounting Method: None
3. Percentages of Sales, Operating Profit, Ordinary Profit and Net Income present the ratio of increase/decrease in comparison to the previous fiscal half year.

(2) Dividend Situation

	Interim Dividend per Share		Annual Dividend per Share	
	Yen	Sen	Yen	Sen
September 2005	0	00	——	
September 2004	0	00	——	
March 2005	——		0	00

(3) Status of Finances

	Total Assets	Shareholders` Equity	Ratio of Shareholders` Equity	Shareholders` Equity per Share	
	Million JPY	Million JPY	%	Yen	Sen
September 2005	12,324	9,785	79.4	179	23
September 2004	5,030	3,296	65.5	8	14
March 2005	6,106	5,465	89.5	11	06

(Notes)
1. Number of Outstanding Shares at the end of the term: September 2005 54,597,800 shares, September 2004 405,008,010 shares,

Forecast of the Results for the Fiscal year ending at the 31st of March 2006 (from the 1st of April 2005 until the 31st of March 2006)

	Sales	Ordinary Profit	Net Income	Annual Dividend per Share	
				Term End	
	million JPY	million JPY	million JPY	Yen Sen	Yen Sen
Per year	2,120	520	520	—	—

(Reference)Projected Net Income per Share (per year):

9JPY 52Sen

*The above recorded Forecasts of the Consolidated Results are based on the Information possible to obtain at present; nevertheless it contains some Uncertainties, so that the true Business Results may differ from the ones recorded above.

6. Interim Financial Statement

(1) Interim Financial Statement

(i) Interim Balance Sheet

Division	Notes	Last fiscal half year, as of the 30th of September 2004 Amount (Thousands of JPY)		Ratio (%)	Current fiscal half year, as of the 30th of September 2005 Amount (Thousands of JPY)		Ratio (%)	Last fiscal year as of the 31st of March 2005 Amount (Thousands of JPY)		Ratio (%)
(Assets)										
I. Available assets										
1. Cash on hand and in banks		46,491			654,791			317,060		
2. Accounts receivable trade		789,947			117,375			1,106,224		
3. Business investment account security		—			9,239,970			1,421,025		
4. Inventories		494			15,977			25,848		
5. Advance payments		914,572			340,500			929,577		
6. Short term loans receivable		104,659			354,820			—		
7. Accounts due		494,657			40,079			128,889		
8. Other	*4	239,782			117,857			326,567		
Allowance for doubtful accounts		(42,036)			(35,489)			(41,831)		
Total current assets			2,548,570	50.7		10,845,886	88.0		4,213,362	69.0
II. Fixed assets										
1. Tangible fixed assets	*1									
(1) Buildings		3,318			2,712			2,983		
(2) Tools, furniture and fixtures		1,034			537			794		
Total		4,352		0.1	3,249		0.0	3,777		0.1
2. Intangible fixed assets		136,135		2.7	103,355		0.9	119,745		1.9
3. Investments and other assets										
(1) Investment account security	*2,5	583,148			286,971			597,064		
(2) Shares of affiliates		5,000			486,660			167,300		
(3) Bonds of affiliates		—			321,921			321,921		
(4) Long term loans receivable		2,466,490			621,444			943,871		
(5) Long term operation receivable		1,314,389			347,059			447,059		
(6) Sundry investments		325,000			—			—		
(7) Other		154,648			138,661			152,589		
Allowance for doubtful accounts		(2,507,727)			(830,752)			(860,102)		
Total		2,340,949		46.5	1,371,966		11.1	1,769,704		29.0
Total fixed assets			2,481,437	49.3		1,478,571	12.0		1,893,226	31.0
Total assets			5,030,008	100.0		12,324,457	100.0		6,106,589	100.0

Division	Notes	Last fiscal half year, as of the 30th of September 2004 Amount (Thousands of JPY)		Ratio (%)	Current fiscal half year, as of the 30th of September 2005 Amount (Thousands of JPY)		Ratio (%)	Last fiscal year as of the 31st of March 2005 Amount (Thousands of JPY)		Ratio (%)
(Liabilities)										
I. Circulating liabilities										
1. Notes payable trade		50,000			—			—		
2. Accounts payable trade		137,455			76,778			109,888		
3. Short term borrowings	*2	387,444			402,000			—		
4. Current portion of long term debts		308,000			—			—		
5. Accounts payable		162,068			50,410			123,563		
6. Share options		—			—			160,530		
7. Accrued taxes on income		22,590			10,799			15,437		
8. Deferred tax liability		—			1,854,304			—		
9. Reserve funds for losses in litigation		200,000			22,800			60,000		
10. Other		220,120			34,165			43,571		
Total current liabilities			1,487,678	29.6		2,451,257	19.9		512,990	8.4
II. Fixed liabilities										
1. Long- term loans repayable		158,400			—			—		
2. Estimated retirement allowance		3,861			5,847			4,877		
3. Director's retirement allowance		17,367			19,910			19,617		
4. Deferred tax liability		—			54,810			93,931		
5. Other		66,398			7,284			9,542		
Total fixed liabilities			246,027	4.9		87,851	0.7		127,969	2.1
Total liabilities			1,733,706	34.5		2,539,109	20.6		640,960	10.5
(Assets)										
I. Capital stock			15,446,633	307.1		1,694,586	13.8		1,000,000	16.4
II. Capital surplus										
1. Legal capital surplus		1,011,659			1,974,442			2,001,289		
2. Other capital surplus		—			3,055,743			3,055,743		
Total capital surplus			1,011,659	20.1		5,030,185	40.8		5,057,033	82.8
III. Earned surplus										
1. Unappropriated income for the current term (loss)		(13,265,125)			314,245			(721,433)		
Total earned surplus			(13,265,125)	(263.7)		314,245	2.5		(721,433)	(11.8)
IV. Unrealized revaluation loss on other investment securities			110,020	2.2		2,782,737	22.6		136,915	2.2
V. Treasury stock			(6,886)	(0.2)		(36,405)	(0.3)		(6,886)	(0.1)
Total shareholders' Equity			3,296,302	65.5		9,785,348	79.4		5,465,629	89.5
Total liabilities and shareholders' equity			5,030,008	100.0		12,324,457	100.0		6,106,589	100.0

(ii) Income statement

		Last fiscal half year (From April 1, 2004 To September 30, 2004)			Current fiscal half year (From April 1, 2005 To September 30, 2005)			Last fiscal year (From April 1, 2004 To March 31, 2005)		
Division	Notes	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)	Amount (Thousands of JPY)		Ratio (%)
I. Sales			704,989	100.0		999,280	100.0		1,361,372	100.0
II. Cost of sales			1,074,332	152.4		348,925	34.9		1,664,017	122.2
Gross profit (loss) on sales			(369,342)	(52.4)		650,355	65.1		(302,644)	(22.2)
III. Selling and general administrative expenses	*1		301,821	42.8		283,262	28.4		625,074	45.9
Operating profit (loss)			(671,164)	(95.2)		367,092	36.7		(927,719)	(68.1)
IV. Non- operating income										
1. Interest income		9,507			18,088			23,259		
2. Insurance surrender profit		—			—			63,753		
3. Other		76,221			3,543			13,637		
Total			85,728	12.2		21,633	2.2		100,650	7.4
V. Non- operating expenses										
1. Interest expense		19,426			5,342			34,328		
2. Loss on insurance surrender		—			57,552			—		
3. New stock issuance expense amortization		1,761			27,792			12,740		
4. Other		18,118			—			26,219		
Total			39,307	5.6		90,687	9.1		73,288	5.4
Ordinary Loss			(624,742)	(88.6)		298,037	29.8		(900,357)	(66.1)
VI. Extraordinary profits	*2		1,523,510	216.1		109,083	10.9		3,380,044	248.3
VII. Extraordinary losses	*3		1,694,163	240.3		92,270	9.2		3,199,899	235.1
Pretax net loss			(795,395)	(112.8)		314,850	31.5		(720,213)	(52.9)
Corporation, resident and business taxes			1,210	0.2		605	0.1		1,220	0.1
Net loss			(796,605)	(113.0)		314,245	31.4		(721,433)	(53.0)
Loss brought forward from the previous term			12,468,520			—			12,468,520	
Disposition of legal capital surplus due to decrease of capital			—			—			12,468,520	
Unappropriated loss			(13,265,125)			314,245			(721,433)	

Doubts on the premise of going concern

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
From March 2003, the company has been withdrawing from various businesses for three terms for the reorganization and strengthening in the company's domestic entertainment business and managing of content funds. As this result, company's debt with interest as of the end of September 2004 amounts to 850 million JPY. Although this was a big decrease from the last term, the company has recorded net deficits for the fiscal half term for three years in a roll, and the accumulated profit has totaled to minus 13,200 million JPY. When judged from these conditions, serious doubts exist as to the premise of our company as an ongoing business. Following are the plans to dissolve these premises: (1) The establishment of a perfect parent company (Omega Project Holdings Co., Ltd.) in November 2004 has been delayed due to various reasons. However, the company is striving for its early establishment, and to achieve efficient management strategies. (2) Acquire entertainment business subsidiaries to add value to the company and to restore profitability. (iii)To newly accumulate operational management know-how in leisure businesses having strong affinity with entertainment in our investment operations, to achieve profitability, and establish a mainstay of future income. (4) To dissolve the remaining interest bearing debts and strengthen the financial foundations of the company is the main focus. As a result, although a final deficit was forecast for the March 2005 period due to continuing repayment of motion picture costs, we have now targeted to be in the black from the end of the March 2006 period and have an eye to resuming dividends in the near future. This fiscal half year statement has been prepared based on the premise of an ongoing business. The influences of such serious uncertainties are not reflected in the fiscal half year financial statement.	———	———

Basics concerning the preparation method of the fiscal half year financial statement

Item	Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
1.Standards and methods for the valuation of major assets	(1) Securities Shares of subsidiary companies and affiliates: Moving average method. Other stocks and bonds Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal half year. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost) Securities with no market price: Moving average method. (2) Inventories For goods-in-process and film distribution rights etc. For goods, products, raw materials and supplies, the moving average method is applied. However, in regard to film distribution rights amortized using a serial method within 12 repayment months from point in time when provided for business. (3) Derivatives Market value method	(1) Securities Shares of subsidiary companies and affiliates: same as last year Other stocks and bonds Securities available for sale with fair value: same as last year Securities with no market price: same as last year (2) Inventories For goods-in-process and film distribution rights etc. same as last year (3) Derivatives same as last year	(1) Securities Shares of subsidiary companies and affiliates: same as last year Other stocks and bonds Securities available for sale with fair value: Fair value based on the market price at the closing date of the fiscal year. (Both unrealized gains and losses are included as a component of shareholders` equity; cost is mainly determined using the moving average cost) Securities with no market price: same as last year (2) Inventories For works in process, land for sale, film distribution rights, the *identified original cost method* is applied. For goods, products, raw materials and supplies, the moving average method is applied. Film distribution rights are amortized within a 12- month period starting at the time they are released using the sum of the years` digits method. (3) Derivatives same as last year
2 Methods for depreciation of depreciable assets	(1) Tangible fixed assets: Declining balance method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 15 years Machinery and equipment: 2 to 20 years (2) Intangible fixed assets: Straight-line method Software used by the company is valued in accordance with the straight-line method based on the actual period of possible use within the company (from 3 to 5 years).	(1) Tangible fixed assets: Declining balance method The main periods of useful life are shown below. Facilities pertaining to buildings: 8 to 15 years Machinery and equipment: 2 to 20 years (2) Intangible fixed assets: same as last year	(1) Tangible fixed assets: same as last year (2) Intangible fixed assets: same as last year

Item	Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
3. Accounting standards for significant reserves	(1)Allowance for doubtful accounts In order to reserve for loss incurred due to credit loss the allowance for doubtful accounts is provided at the estimated amount calculated on the past experience, as well as the estimated specific amount for uncollectible of doubtful accounts. (2)Accrued pension cost For the severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value plan assets as of the current period end. (3)Reserve for directors' retirement allowances Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities. (4)Reserve for loss from litigation To prepare for the reserve for loss from litigation the expected loss is added up.	(1) Allowance for doubtful accounts same as last year (2) Estimated retirement allowance same as last year (3) Director's retirement allowance same as last year (4) Reserve funds for losses in litigation (5) same as last year	(1) Allowance for doubtful accounts same as last year (2)Accrued pension cost For the payment of retirement and severance benefits to employees, accrued pension costs are reserved at the amount incurred in the current period based on the projected benefit obligation and the fair value of plan assets as of the current period end. (3)Reserve for directors' retirement allowances Accrued severance indemnities are reserved for the payment of retirement and severance benefits to directors. The reserve for the future payments is fully provided based on the internal rule for directors' severance indemnities. (6) Reserve funds for losses in litigation (7) same as last year
4. Recording methods for profit and cost	————	In the gross sales of the investments in securities for investment for operation, the dividends received and receipt interest are appropriated in the investments in securities, sale securities book value, commissions paid and paper loss etc are appropriated in the same cost of goods sold.	same as last year
5. Accounting methods for lease transactions	Financial lease transactions other than in cases in which the ownership of the leased property is transferred to the lessee are accounted using the accounting method applicable to ordinary lease transactions.	same as last year	same as last year

Item	Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
6. Important hedge accounting method	———	A deferred hedging process is employed.	same as last year
7. Other significant items in preparation of the financial statement	Accounting processing for consumption tax etc. The consumption tax is excluded from the figures.	(i) Accounting methods taxes same as last year (ii) Account processing the equity securities for sales The equity securities we have acquired for sales and investment purposes as M&A operations will be processed as business investment account security under "available assets," thus, the gain or loss from this category will be processed as sales gain or loss.	Accounting methods taxes same as last year

Change of Accounting Method:

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
―――――	(Accounting method on impairment of loss on fixed assets) Starting this term, the company is applying the "Accounting method for impairment of loss on fixed assets." There is no influence on the balance sheet.	―――――

Changes in Accounting Titles and Classification

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)
(Notes to the balance sheet) The "amount invested" which has been categorized under the "others" in asset division of investment others will be divided and categorized under a new category due to the amount surpassing 5/100 of total asset of current fiscal half year. The "amount invested" during the last fiscal half year included as "others" in asset division of investment others was 328,500 thousand JPY.	――――

Additional Information

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Along with the promulgation on March 31, 2003 of the law to partially modify regional taxes (Law no.9, 2003) and the introduction of a pro forma taxation standard for businesses from operating years commencing after April 1, 2004, the value-added proportion and capital of corporate enterprise taxes in accordance with "handling in execution of pro forma taxation standard for businesses in corporate enterprise tax" (February 13, 2004, Corporate Accounting Standards Committee, administrative report no.12) are reckoned in cost of sales and general administrative costs. Along with the promulgation on March 31, 2003 of the law to partially modify regional taxes (Law no.9, 2003) and the introduction of a pro forma taxation standard for businesses from operating years commencing after April 1, 2004, the value-added proportion and capital of corporate enterprise taxes in accordance with "handling in execution of pro forma taxation standard for businesses in corporate enterprise tax" (February 13, 2004, Corporate Accounting Standards Committee, administrative report no.12) are reckoned in cost of sales and general administrative costs. As a result, cost of sales and general administrative costs increased 17,645,000 yen and the unadjusted half year net current gains such as sales gains, ordinary gains, and taxes decreased 17,645,000 yen.	———	(Pro forma taxation standard for businesses) Along with the promulgation on March 31, 2003 of the law to partially modify regional taxes (Law no.9, 2003) and the introduction of a pro forma taxation standard for businesses from operating years commencing after April 1, 2004, the value-added proportion and capital of corporate enterprise taxes in accordance with "handling in execution of pro forma taxation standard for businesses in corporate enterprise tax" (February 13, 2004, Corporate Accounting Standards Committee, administrative report no.12) are reckoned in cost of sales and general administrative costs. As a result, cost of sales and general administrative costs increased 10,492,000 yen and the unadjusted net current gains such as sales gains, ordinary gains, and taxes decreased 10,492,000 yen.

Notes
(Notes to the balance sheet)

(Unit in thousand JPY)

Item	Last fiscal half year, as of the 30th of September 2004	Current fiscal half year, as of the 30th of September 2005	Last fiscal year, as of the 31st of March 2005
1. Accumulated depreciation of tangible fixed assets	4,689	3,758	4,631
2. Pledged asset	(1) Assets applied as collateral Equity securities: 36,355 (2) Liability corresponding to collateral Short term borrowings: 274,000	————	————
3. Contingent liability	The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. Borrowed indebtedness 228,500 Zak Corporation Co., Ltd. Borrowed indebtedness 31,682 Total 260,185	The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. Borrowed indebtedness 160,200	The company guarantees the bank borrowing of the company below mentioned. Sweet Basil Inc. Borrowed indebtedness 204,100 Zak Corporation Co., Ltd. Borrowed indebtedness 7,038 Total 211,138
4. Accounting methods taxes	Because tax suspense payable and tax suspense receipt are being balanced our and there are little influence financially, we have included them under "Others" in available assets.	same as last year	————
5. Lease agreement loans of investment securities	"Investment account security" includes 58,956,000 JPY from lease agreement loans.	"Investment account security for sale" includes 2,290,200,000 JPY from lease agreement loans.	————
6. Issued shares	Common stocks 405,037,832 shares	Common stocks 54,757,783 shares	Common stocks 494,067,832 shares
7. Treasury stock	Common stocks 29,822 shares	Common stocks 159,983 shares	Common stocks 29,822 shares

(Notes to the income statement)

(Unit in thousand JPY)

Item	Last fiscal half year, as of the 30th of September 2004		Current fiscal half year, as of the 30th of September 2005		Last fiscal year, as of the 31st of March 2005	
1. Accumulated depreciation	Tangible fixed assets	519	Tangible fixed assets	373	Tangible fixed assets	1,022
	Intangible fixed assets	16,390	Intangible fixed assets	16,390	Intangible fixed assets	32,780
	Total	16,909	Total	16,763	Total	33,802
2. Important extraordinary profit	Reversal of allowance for doubtful accounts	1,336,316	Reversal of allowance for doubtful accounts	37,200	Reversal of allowance for doubtful accounts	2,984,145
	Profit on sales of investment securities	97,451	Profit on sales of investment securities	35,691	Profit on sales of investment securities	284,725
	Profit on debt forgiveness	84,761	Profit on debt forgiveness	21,846	Profit on debt forgiveness	85,375
3. Important extraordinary loss	Loss from transfer of receivables	1,625,601	Valuation loss on investment securities	58,513	Loss from transfer of receivables	3,160,198
			Loss on sales of investment securities	22,136		

(2) Notes to the lease transactions

<table>
<tr><th>Item</th><th>Last fiscal half year
(From April 1, 2004
To September 30, 2004)</th><th>Current fiscal half year
(From April 1, 2005
To September 30, 2005)</th><th>Last fiscal year
(From April 1, 2004
To March 31, 2005)</th></tr>
<tr><td>Financial lease transactions other than cases in which the ownership of the leased property is transferred to a lessee.</td>
<td>(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.

<table><tr><th></th><th>Acquisition cost (Unit in thousand JPY)</th><th>Accum. depreciation (Unit in thousand JPY)</th><th>Book value (Unit in thousand JPY)</th></tr>
<tr><td>Facilities pertaining to buildings</td><td>40,523</td><td>14,183</td><td>26,340</td></tr>
<tr><td>Total</td><td>40,523</td><td>14,183</td><td>26,340</td></tr></table>
(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year
<table><tr><td>Within one year</td><td>7,875,000 JPY</td></tr><tr><td>Over one year</td><td>20,386,000 JPY</td></tr><tr><td>Total</td><td>28,262,000 JPY</td></tr></table>
(Note) The above mentioned amount of money does not contain the interest expenses.

(3) Lease payment and value equivalent to the depreciation cost
<table><tr><td>Lease payment</td><td>4,998,000 JPY</td></tr><tr><td>Value equivalent to depreciation cost</td><td>4,052,000 JPY</td></tr><tr><td>Value equivalent to the interest expense</td><td>1,305,000 JPY</td></tr></table>
(4) Method of calculation of the value equivalent to the interest
The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.

(5) Method for calculation of the value equivalent to the depreciation cost
The value equivalent to the depreciation cost is calculated in accordance with the straight- line method based on the lease period as useful life and a zero residual value.</td>
<td>(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal half year.

<table><tr><th></th><th>Acquisition cost (Unit in thousand JPY)</th><th>Accum. depreciation (Unit in thousand JPY)</th><th>Book value (Unit in thousand JPY)</th></tr>
<tr><td>Facilities pertaining to buildings</td><td>40,523</td><td>22,288</td><td>18,235</td></tr>
<tr><td>Total</td><td>40,523</td><td>22,288</td><td>18,235</td></tr></table>
(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal half year
<table><tr><td>Within one year</td><td>8,578,000 JPY</td></tr><tr><td>Over one year</td><td>11,808,000 JPY</td></tr><tr><td>Total</td><td>20,386,000 JPY</td></tr></table>
(Note) The above mentioned amount of money does not contain the interest expenses.

(3) Lease payment and value equivalent to the depreciation cost
<table><tr><td>Lease payment</td><td>4,998,000 JPY</td></tr><tr><td>Value equivalent to depreciation cost</td><td>4,052,000 JPY</td></tr><tr><td>Value equivalent to the interest expense</td><td>976,000 JPY</td></tr></table>
(4) Method of calculation of the value equivalent to the interest
same as last year

(5) Method for calculation of the value equivalent to the depreciation cost
same as last year</td>
<td>(1) Values equivalent to the acquisition cost, the accumulated depreciation and the book value of the fiscal year.

<table><tr><th></th><th>Acquisition cost (Unit in thousand JPY)</th><th>Accum. depreciation (Unit in thousand JPY)</th><th>Book value (Unit in Thousands of JPY)</th></tr>
<tr><td>Facilities pertaining to buildings</td><td>40,523</td><td>18,235</td><td>22,288</td></tr>
<tr><td>Total</td><td>40,523</td><td>18,235</td><td>22,288</td></tr></table>
(Note) The above mentioned amount of money does not contain the interest expenses.

(2) Value equivalent to the balance of unexpired lease payments at the end of the fiscal year
<table><tr><td>Within one year</td><td>8,219,000 JPY</td></tr><tr><td>Over one year</td><td>16,189,000 JPY</td></tr><tr><td>Total</td><td>24,408,000 JPY</td></tr></table>
(Note) The above mentioned amount of money does not contain the interest expenses.

(3) Lease payment and value equivalent to the depreciation cost
<table><tr><td>Lease payment</td><td>9,996,000 JPY</td></tr><tr><td>Value equivalent to depreciation cost</td><td>8,104,000 JPY</td></tr><tr><td>Value equivalent to the interest expense</td><td>2,449,000 JPY</td></tr></table>
(4) Method of calculation of the value equivalent to the interest
same as last year

(5) Method for calculation of the value equivalent to the depreciation cost
same as last year</td></tr>
</table>

(3) Concerning securities

Concerning shares of subsidiary and affiliate companies with market price, the company held none as of the last fiscal half year (until September 30, 2004) and the current fiscal half year (until September 30, 2005).

Per share information

(Unit in JPY)

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Net assets per share 8.14 Recurrent net loss per share 2.05 The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal half year.	Net assets per share 179.23 Net Income per Share 5.88 The added up net profit per share after adjustment of latency is not recorded as there is no dilutive residual security.	Net assets per share 11.06 Recurrent net loss per share 1.73 The added up net profit per share after adjustment of latency share is not recorded as there is a net loss per share for the fiscal year.

(Notes)

1. The basis for determining the recurrent net loss / net gain per share is as follows:

	Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Net Income per Share			
Net profit adjustment price (Thousand JPY)	—	314,245	—
Net profit (Thousand JPY)	796,605	—	721,433
Amount of non-restored common shares (Thousand yen)	—	—	—
Recurrent net loss related to common shares (Unit in thousand JPY)	—	314,245	—
Recurrent net loss related to common shares (Thousand yen)	796,605	—	721,433
Average shares of common stock in period (shares)	389,380,059	53,408,822	416,467,831
Outline of residual securities not able to be included in the calculation of recurrent net profit after adjustment for residual securities in order not to have an attenuated effect	One kind of third new share reservation rights (5,454 rights).	(1) New share reservation rights (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 16,000 rights, August 17, 2005, 9,000 rights.	(1) Third new share reservation rights Portion settled at board of director meetings on August 11, 2004: 5,351 (2) New share reservation rights (stock options) issued according to article 280-20 and 280-21 of the Commercial Code Settled at extraordinary general meeting of shareholders on February 25, 2005 and board of directors on March 2, 2005: 16,000 rights.

2. Regarding stock reverse-split

Current consolidated fiscal half year (from the 1st of April 2005 until the 30th September 2005)

As of 1st April 2005, consolidation of 10 shares to 1 share was completed.

Following are the per share information with an assumption the consolidation of shares was done in the beginning of last term:

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Last fiscal year (From April 1, 2004 To March 31, 2005)
Net assets per share 81.39 yen Recurrent net loss per share 20.46 yen	Net assets per share 110.63 yen Recurrent net loss per share 17.32 yen

Important events subsequent to the balance sheet day

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
1. Concerning to the acquisition of a subsidiary company On 1st September 2004, it has been decided at the company's board of directors' meeting that the company will acquire film production companies, Basara Pictures Co., Ltd. of Japan and Omega Pictures Co., Ltd. of Korea as subsidiaries, and both of these companies were acquired on the 1st of November 2004. The following shows a short outline of the subsidiary company: - Basara Pictures Co., Ltd. (1) Trade name Basara Pictures Co., Ltd. (2) Date of foundation July 17, 1996 (3) Representative Ayako Matsuzawa (4) Capital 170.73 million JPY (5) Business contents: Developing, producing, managing rights for, and marketing motion picture-related software (6) Grant fee: 90 million JPY (7) Number of voting rights hold by the company: 50% (8) Date of acquisition November 1, 2004 - Omega Pictures Co.(Korea) (1) Trade name Omega Pictures Co., Ltd. (2) Date of foundation August 26, 1999 (3) Representative Lee Hyung Soo (4) Capital 3.42 billion won (5) Business contents: Film production, planning, distributing, and import/export business (6) Grant fee: 48 million JPY (7) Number of voting rights hold by the company: 54.8 % (8) Date of acquisition November 1, 2004	1. Regarding acquisition of a related company with equity method At the board of directors meeting held on October 4, 2005, it was voted to acquire M3 Entertainment Corporation by equity method. Summary of company being transferred (1) M3 Entertainment Corporation (2) Date of foundation September 11, 1997 (3) HQ address 2 -30- 1 Hama-cho, Nihonbashi Chuo-ku, Tokyo (4) Representative President Michihiro Hirata (5) Capital 20 million JPY (6) Business areas Video sales, Mobile phones and internet business (7) Fiscal term September 30 (8) Shareholders Michihiro Hirata (Percentage held 57.35%) Shinji Mitani (Percentage held14.34%) Omega Project Holdings Co., Ltd. (Percentage held20.93%) (9) No. of employees Eleven 2. Matter of moving (acquisition) a subsidiary At the board of directors meeting held on October 28, 2005, it was voted to subscribe a private placement of ASIA MOVIE WEEK PTE. LTD., and as of October 28, 2005, it has become a subsidiary of the company. The following shows a short outline of the subsidiary company: 1. Trade name: ASIA MOVIE WEEK PTE. LTD. (2) Date of foundation July 13, 2005	1. Matter of share consolidation As of March 1, 2005, in regard to issued shares standing at 494,067,832 shares, consolidation of 49,406,783 shares was completed. Furthermore, from April 1, 2005, the number of shares per unit was changed from 1,000 shares to 100 shares. 2. Matter of change of trade name On April 1, 2005, the trade name "Omega Project Co., Ltd."was changed to "Omega Project Holdings Co., Ltd." 3. Matter of moving (transferring) a subsidiary At the board of directors meeting held on April 7, 2005, it was voted to transfer Omega Project Co., Ltd. as of June 7, 2005. Summary of company being transferred (1) Trade name O&Z Project Co., Ltd. (2) Date of foundation January 19, 2004 (3) Representative Kyoichi Miyazaki (4) Capital 10 million JPY (5) Business contents: Developing, producing, managing rights for, and marketing motion picture-related software (6) Shareholders Omega Project Holdings Co., Ltd. (Proportion held: 50%) Zak Corporation Co., Ltd. (Proportion held: 50%) (7) No. of employees: Three (8) Trend in performance in recent fiscal year From April 1, 2004 to September 30, 2004 there were zero sales, and the recurrent loss and the recurrent net loss were respectively 59,863 yen.

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
2. Regarding our investment operations At the board of directors' meeting held on the 26th November 2004, it has been decided that the company will participate in the management of Saboten Park and Resort Inc (Headquarters: Ito City, Shizuoka prefecture, Business contents: management of theme parks, planning of events, etc. Representative: Toyoyuki Yokohama, Capital: 10 million JPY). The company will start operating Izu Shaboten Koen (Cactus Park), Izu Guranparu Koen (Field Park), and Izu Kaiyou Koen (Oceanic Park) all located in the city of Ito, starting from December 1, 2004. Since these parks are all well known tourist points, it is believed that they will bring an effective synergy to the company's entertainment business. At the moment, the company is considering of utilizing the park's parking space effectively as drive-in theaters. Also, by actively using the parks as location sites in film production, the company will publicize the spectacular scenery of Izu to bring about a greater synergy with its film business. In the dramatically changing entertainment business today, as the first step in comprehensive business operation of raising funds, producing and screening of motion picture, Omega Project Group will gain strength and determination in expanding its business. The company's shareholder voting rights is 33.0%, thus Saboten Park and Resort Inc corresponds as the company's equity method affiliate. 3. Allocation of new shares to a third party Allocation of new shares to a third party was decided as follows at the board of directors meeting held on December 14, 2004. (1) Summary of stock issue 1. Number of shares issued 88,000,000 common shares 2. Issue price 23 yen per share 3. Total issuance price of shares 2,024,000,000 JPY 4. Amount added to capital stock 12 yen per share 5. Total amount added to capital stock 1,056,000,000 JPY 6. Offering date January 12, 2005 (Wednesday) 7. Due date of payment January 13, 2005 (Thursday) 8. Day of delivery January 14, 2005 (Friday) 9. Initial date of dividend October 1, 2004 (Friday)	(3) HQ address 541 Orchard Road #12-04 Liat Towers Singapore 238881 (4) Representative Representative director Lukas Schwarzacher (5) Capital S$415,010 (6) Business areas Publication of Asian film news magazine, web delivery of E-Magazine (7) Fiscal term March 31 (8) Shareholders Asia Maude Ireton (10%) Lukas Schwarzacher (10%) Omega Project Holdings Co., Ltd. (80%) (9) No. of employees Two	4. Matter of establishing a subsidiary At the board of directors meeting held on May 27, 2005, it was voted to establish Omega Project Co., Ltd. as a new subsidiary on June 7, 2005. Outline of company to be founded (1) Trade name: Omega Project Co., Ltd. (2) Date of foundation June 7th 2005 (3) HQ address YEBISU GARDEN PLACE TOWER 4-20-3 Yebisu, Shibuya-ku Tokyo 150-6018 Japan (4) Representative Koji Suzuki (CEO) (5) Capital 100 million Yen (6) Business areas Developing, producing, managing rights for, and marketing motion picture-related software (7) Fiscal term March 31 (8) Shareholders Omega Project Holdings Co., Ltd. (100%) (9) No. of employees 7 employees

Last fiscal half year (From April 1, 2004 To September 30, 2004)	Current fiscal half year (From April 1, 2005 To September 30, 2005)	Last fiscal year (From April 1, 2004 To March 31, 2005)
10. Number of shares and name of companies for allocation J-CAL Partners Inc. 43,000,000 shares Jay Investment Group 22,000,000 shares Broad Media Holdings Limited 14,000,000 shares Suite Capital Offshore Limited 9,000,000 shares 11. The notifications from above listed companies will be effective only under Securities Exchange Law.		

Omega

Project Holdings

YEBISU GARDEN PLACE TOWER, 4-20-3 Yebisu, Shibuya-ku, Tokyo 150-6018 Japan